                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is an unofficial English translation of the Registrant's interim unaudited consolidated financial statements as of June 30, 2010, which have been filed with the Israeli
Securities Authority.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                       2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ---------------------------
                                          Name: Eran Rotem
                                          Title: Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ---------------------------
                                          Name: Hanoch Zlotnik
                                          Title: Treasurer

Date: August 24, 2010

                                       3

                                   TEFRON LTD.

                                QUARTERLY REPORT
                               AS OF JUNE 30, 2010

                                 AUGUST 17, 2010

                                   TEFRON LTD.

                                     PART A'

                       SIGNIFICANT CHANGES AND INNOVATIONS

                              WHICH OCCURRED IN THE

                             CORPORATION'S BUSINESS

                                QUARTERLY REPORT
                               AS OF JUNE 30, 2010

SIGNIFICANT CHANGES AND INNOVATIONSWHICH OCCURRED IN THE CORPORATION'S BUSINESS
DURING THE SIX MONTHS ENDED JUNE 30, 1010.

In accordance with Regulation 39a of the Securities Regulations (Periodic and
Immediate Reports) - 1970 the following are details of the significant changes or innovations, which occurred in Tefron Ltd.'s business (hereinafter: "TEFRON"
or "THE COMPANY") during the second quarter of 2010 until the date of publishing this report. The following updates relate to the Company's periodic report for
2009 which was published on March 29, 2010 (document No: 436011-01-210) and updated on April 18, 2010 (document No: 453498-01-2010) (hereinafter: "THE
PERIODIC REPORT") and the Company's quarterly report for the period of three months ended March 31, 2010 which was published on May 20, 2010 (document No:
487875-01-2010) and updated on July 7 (document No: 547956-01-2010). The following terms will have the meaning given to them in the periodic report unless specifically stated otherwise.

This chapter of the quarterly report was prepared on the assumption that the reader has before him the chapter describing the Company's business for the year ended December 31, 2009 and for the three months ended March 31, 2010. The following updates are presented in accordance with order of the items in the
Periodic Report.

1.   CLAUSE 4.8 OF THE PERIODIC REPORT - HUMAN CAPITAL

     1.1  Appointment of a new Chairman of the Board of Directors - Mr. Arnon
          Tieberg.

          On May 5, 2010 Mr. Arnon Tieberg was appointed to the position of
          Chairman of the Company's Board of Directors instead of Mr. Yaakov
          Gelbart, who ended his position as Chairman of the Company's Board of
          Directors on July 5, 2010, under circumstances which do not need to be presented to the public. For additional details about Mr. Arnon
          Tieberg and the terms of his employment as Chairman of the Company's
          Board of Directors see the Company's Immediate Report of July 5, 2010
          (documents No: 545331-01-2010 and 545337-01-2010, respectively).

     1.2  CHANGES IN THE OFFICERS IN THE COMPANY

          1.2.1 On January 11, 2010 the VP Technology and Development , Mr.
               Michael Bergman ended his period of service. See Immediate Report of January 11, 2010 (document No: 341096-01-2010) which is presented by way of reference.

          1.2.2 On January 21, 2010 Mr. Amit Meridor started serving in the position of the Company's CEO. See Immediate Report of January
               21, 2010 (document No: 361182-01-2010) and Immediate Report of
               January 23, 2010 (document No: 362682-01-2010) regarding the terms of employment which are presented by way of reference.

          1.2.3 On June 20, 2010 the VP Operations and Customers Support, Mr.
               Ilan Gilboa started his period of service. For additional details see the Immediate Report of May 20, 2010 (document No:
               487785-01-2010) which is presented by way of reference.

          1.2.4 On July 1, 2010 the Head of a Division Mr. Meir Kupershmit ended his period of service. For additional details see the Immediate
               Report dated May 20, 2010 (document No: 487770-01-2010) presented by way of reference.

          1.2.5 On July 5, 2010 the Chairman of the Company's Board of Directors
               Mr. Yaakov Gelbart ended his period of service. For additional details see the Immediate Report of July 5, 2010 (document No:
               545307-01-2010) presented by way of reference.

          1.2.6 On July 14, 2010 the service of the External Director Mr. Yaakov
               Elinav ended as required by law. Accordingly the period of service of Mr. Yaakov Elinav in the various Board of Directors committees also ended: The Audit Committee and the Balance Sheet
               Committee). The Company recognized Mr. Elinav as a Director with accounting and financial expertise. For additional details see the Immediate Report dated July 25, 2010 (document No:
               563838-01-2010) presented by way of reference.

               It should be stated that the Company published an Immediate
               Report regarding the convening of a meeting of the Company's shareholders, at which on the agenda was inter alia, appointment of Mr. Aviram Lahav as an External Director of the Company
               instead of Mr. Yaakov Elinav. The Company's Board of Directors
               determined that Mr. Aviram Lahav has accounting and financial experience, as set forth in the Company's Regulations (Conditions and tests for a director with accounting and financial expertise as a director with professional qualifications) - 2005 and this based on the declaration signed by Mr. Aviram Lahav, given in accordance with section 241 of the Companies Law - 1999,
               according to which all the conditions required for the
               appointment as an external director exists.

          1.2.7 Mr. Amit Tal will discontinue serving as the VP Business
               Development on September 1, 2010. For additional details see the
               Immediate Report of May 30, 2010 (document No: 487791-01-2010)
               presented by way of reference.

2.   CLAUSE 4.12.1 TO THE PERIODIC REPORT - AGREEMENT WITH THE COMPANY'S
     FINANCING BANK RELATING TO THE COMPANY'S CREDIT LINES

     2.1  RECEIVING A WAIVER FROM THE BANK LENDERS

          On July 11, 2010 the Company received a waiver from the three financing banks according to which the financing banks gave their agreement, that the aim of the EBITDA for 2010 as determined in the framework of the agreement signed between the three financing banks and the Company on March 2, 2010 (hereinafter: "THE AGREEMENT WITH THE
          BANKS") will not be less than minus 2.1 million dollars (compared to a positive EBITDA target stated in the framework of the agreement with the banks). There is no change in the other provisions with the banks, including those relating to the financial covenants.

3.   CHANGES IN THE HOLDINGS OF INTERESTED PARTIES

     3.1  On March 30, 2010 Mivtach Shamir Holdings Ltd. started to be an interested party in the Company. Mivtach Shamir Holdings Ltd.
          purchased 149,124 shares of NIS 10 par value in the framework of a rights issue, which comprises 4.27% of the Company's share capital fully diluted.

     3.2  On March 30, 2010 Ta Top Limited Partnership started being an interested party in the Company. Ta Top Limited Partnership purchased a quantity of 149,124 shares of NIS 10 par value, in the framework of a rights issue, comprising 4.27% of the Company's share capital fully diluted.

     3.3  The following is a table summarizing the changes in the rates of holdings of the interested parties as a result of the issue of rights, correct as of June 20, 2010:

---------------------------------- -----------------------------  ----------------------------------------------------------
    NAME OF INTERESTED PARTY        BEFORE THE ISSUE OF RIGHTS      AFTER THE ISSUE OF RIGHTS AND THE PRIVATE PLACEMENT
---------------------------------- -----------------------------  -----------------------------  ---------------------------
                                      QTY OF           IN            QTY OF           IN            QTY OF          IN
                                    SECURITIES     CAPITAL AND     SECURITIES    CAPITAL AND      SECURITIES   CAPITAL AND
                                       HELD          VOTING           HELD          VOTING           HELD         VOTING
---------------------------------- -------------- --------------  -------------- -------------   ------------- -------------
                                                                                                       Fully diluted
---------------------------------- -------------- --------------  -------------- -------------   ---------------------------
Norfet Limited Partnership                461,308          21.76%        461,308         14.53%        461,308         13.20%
---------------------------------- -------------- --------------  -------------- -------------   ------------- -------------
Ta Top                                          -           0.00%        149,124          4.70%        149,124          4.27%
---------------------------------- -------------- --------------  -------------- -------------   ------------- -------------
Mivtach Shamir                                  -           0.00%        149,124          4.70%        149,124          4.27%
---------------------------------- -------------- --------------  -------------- -------------   ------------- -------------
Yaakov Gelbard                             47,650           2.25%         81,540          2.57%        111,540          3.19%
---------------------------------- -------------- --------------  -------------- -------------   ------------- -------------
Fimi Opportunities fund Limited
Partnership                                   318           0.01%            318          0.01%            318          0.01%
---------------------------------- -------------- --------------  -------------- -------------   ------------- -------------
Fimi Israel Opportunities fund
Limited Partnership                         1,649           0.08%          1,649          0.05%          1,649          0.05%
---------------------------------- -------------- --------------  -------------- -------------   ------------- -------------
Rimon Investment master fund L.P          101,227           4.77%        173,038          5.45%        173,038          4.95%
---------------------------------- -------------- --------------  -------------- -------------   ------------- -------------
Analyst IMS Management of Trust
Funds Ltd.                                114,727           5.41%        208,375          6.57%        208,375          5.96%
---------------------------------- -------------- --------------  -------------- -------------   ------------- -------------
Analyst Pension Fund Ltd.                   3,000           0.14%          8,132          0.26%          8,134          0.23%
---------------------------------- -------------- --------------  -------------- -------------   ------------- -------------

                                   TEFRON LTD.

                                     PART B

                          BOARD OF DIRECTORS' REPORT ON
                       THE STATE OF THE COMPANY'S BUSINESS
                               AS OF JUNE 30, 2010

CHAPTER B - BOARD OF DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S BUSINESS

The Company's Board of Directors is pleased to present the Board of Directors'
report of Tefron Ltd. and its subsidiaries (hereinafter: "TEFRON" or "THE
COMPANY") for the period of six months ended June 30, 2010 (hereinafter: "THE
PERIOD OF REPORT" or "the half - year"), according to the Securities Regulations
(Periodic and Immediate Reports) - 1970.

The Board of Directors' report is attached to the Company's financial statements relating to the period of report and prepared on the assumption that the reader has a copy of the Board of Directors report as of December 31, 2009.

1.   GENERAL

     The Company was established in 1977 as a private company in Israel and is one of the leading companies in the world in the development, production, marketing and sale of intimate apparel, active wear, swimwear and beachwear sold throughout the world. The Company's customers are those with leading brands such as: Victoria's Secret, Calvin Klein, GAP, Lululemon, Patagonia,
     Reebok, JC Penney, Wall-Mart, Hanes brands industries as well as other well known retailers and designers labels in the US and Europe.

     In 1997 an initial public offer was made to the public of the Company's shares on the New York Stock Exchange ("NYSE"), and the Company became a public company whose shares were listed for trading on the NYSE. In
     September 2005, the Company listed its shares for trading on the Tel Aviv
     Stock Exchange and this parallel with the trading of its shares on the
     NYSE.

     On December 22, 2008, the Company's shares were delisted from trading on the NYSE due to a decline in the Company's market value to below 25 million dollars. A short time thereafter, the Company's shares started trading on the OCT(1). Accordingly, as from March 1, 2009, the Company reports under
     Chapter F of the Securities Exchange Law, and this concurrently with reporting in accordance with the reporting requirements of the US
     Securities Exchange Act of 1934 relating to a foreign issuer whose securities are held by the public (a Foreign Private Issuer).

     During the first quarter of 2010, the Company started implementing a turnaround plan with a view to improving its results. For additional details see clause 6.1 below.

     On March 2, 2010, the Company signed a final agreement with the banks, which includes a financial reorganization of the credit that the banks provide the Company. For additional details regarding the final agreement with the banks and events with the banks prior to this agreement, see Note
     4b to the interim financial statements as of June 30, 2010 and clause 6.4 below.

     On March 25, 2010, the prospectus for a right offering was closed and immediately thereafter the private placement was completed. In the framework of the issue, the Company raised 4 million dollars, gross. For additional details regarding the prospectus on the issue of rights and the private issue and the shelf prospectus, see clause 6.3 below.

                                                    ----------------------------
(1)  The OTC is an electronic quoting system which presents in real time quotes, prices and trading volumes of securities traded over the counter and not on one of the stock exchanges in the US.

                                     - 2 -

     THE COMPANY'S CONSOLIDATED RESULTS IN THE REPORTING PERIOD:

     The Company's revenues in the second quarter of 2010 aggregated approximately $24.9 million, compared with $25.3 million in the equivalent period in the previous year.

     The operating loss in the second quarter of 2010 aggregated approximately
     $2.3 million, compared with approximately $5.7 million during the equivalent period in the previous year, constituting an improvement of approximately $3.4 million in the operating results, based on a similar volume of sales.

     The loss in the second quarter aggregated approximately $2.0, compared with a loss of approximately $4.6 million during the equivalent period in the previous year.

     The EBITDA (Earnings before financing, depreciation and amortization)
     aggregated a positive figure approximately $12 thousand, compared with a negative EBITDA of approximately $3.3 million in the equivalent quarter in the previous year.

     The cash flows used for operating activities aggregated approximately $1.7 million in the second quarter, compared with approximately $284 thousand used for operating activities during the equivalent period in the previous year.

     The Company's revenues in the six months ended June 30, 2010 decreased by approximately 29.8% and aggregated approximately $50.7 million, compared with approximately $72.2 million during the equivalent period in the previous year.

     The operating loss in the six months ended June 30, 2010 aggregated approximately $5.8 million, compared with an operating loss of approximately $6.0 million during the equivalent period in the previous year.

     The loss in the six months ended June 30, 2010 aggregated approximately
     $5.2 million, compared with a loss of approximately $4.5 million during the equivalent period in the previous year.

     The EBITDA (Earnings before interest, depreciation and amortization)
     aggregated a negative figure approximately $1.2 million, compared with a negative EBITDA of approximately $1.4 million during the equivalent period in the previous year.

     The cash flows absorbed by operating activities aggregated approximately
     $4.1 million in the six months ended June 30, 2010, compared with approximately $852 thousand used for operating activities during the equivalent period in the previous year.

                                     - 3 -

2.   ANALYSIS OF THE COMPANY'S FINANCIAL POSITION

     CURRENT ASSETS

     As of June 30, 2010, the Company's current assets aggregated $36.0 million compared to $39.9 million on December 31, 2009. The main decline of 9.6%
     stems primarily from a decrease of $1.5 million in cash and cash equivalents, which were used in the financing of the Company's losses in the half- year and from a decrease of $1.3 million in the inventory item as a result of the seasonal activities in respect of swimwear products.

     NON-CURRENT ASSETS

     As of June 30, 2010, the Company's non-current assets aggregated approximately $55.4 million compared to $59.3 million on December 31, 2009.
     The 6.6% decline in the non-current assets stemmed mainly the depreciation expense in respect of fixed and other assets of $4.5 million in the reporting period.

     CURRENT LIABILITIES

     As of June 30, 2010, the Company's current liabilities aggregated approximately $23.0 million compared to approximately $46.6 million on
     December 31, 2009. The decline of $23.6 million stemmed mainly from the item credit from banking entities. The agreement signed with the banks on
     March 2, 2010 included a financial reorganization of the Company's credit lines. As part of the reorganization of the financial reorganization, the
     Company's debts to the banks, and credits which, in the past was classified as current liabilities, became long-term liabilities which are presented as part of the Company's non current liabilities.

     NON CURRENT LIABILITIES

     As of June 30, 2010, the Company's non-current liabilities aggregated $22.5 million compared to $5.6 million on December 31, 2009. The increase of
     $16.9 million stems mainly from the financial reorganization mentioned above, and after setting off a decline of $1.8 million in the balances of deferred taxes, net, due to the increase in the tax asset for the losses carry-forwards.

     SHAREHOLDERS' EQUITY

     As of June 30, 2010, the Group's equity aggregated approximately $45.9 million comprising approximately 50.2% of the total balance sheet compared to approximately $47.0 million or 47.4% of the total balance sheet on
     December 31, 2009.

     The decrease as of June 30, 2010 compared to December 31, 2009 stems mainly from the loss of $5.2 million in the reporting period and after setting of the raising of capital of $4 million in the framework of a rights offering and a private placement.

                                     - 4 -

3.   RESULTS OF OPERATIONS (DEVELOPMENTS IN THE STATEMENT ON INCOME ITEMS)

     THE FOLLOWING IS THE GROUP'S CONDENSED STATEMENT OF INCOME FOR THE FIRST
     HALF - YEAR AND FOR THE SECOND QUARTERS OF THE YEARS 2010 AND 2009 IN
     THOUSANDS OF DOLLARS:

                                                 FOR THE SIX                   FOR THE THREE
                                                MONTHS ENDED                   MONTHS ENDED
                                                  JUNE 30                         JUNE 30
                                          ------------------------        ------------------------
                                            2010            2009            2010            2009
                                          --------        --------        --------        --------

Sales                                     $ 50,719        $ 72,245        $ 24,946        $ 25,260
Cost of sales                               48,159          68,360          23,330          26,840
                                          --------        --------        --------        --------
Gross profit (loss)                          2,560           3,885           1,616          (1,580)
Selling and marketing expenses               6,596           7,787           2,951           3,280
General and administrative expenses          1,798           2,093             924             802
                                          --------        --------        --------        --------
Operating loss                              (5,384)         (5,995)         (2,259)         (5,662)
Financial income (expenses), net              (908)             60            (370)           (434)
                                          --------        --------        --------        --------
Loss before taxes on income                 (6,742)         (5,935)         (2,629)         (6,069)
Tax benefit                                  1,493           1,460             634           1,476
                                          --------        --------        --------        --------
Net Loss                                  $ (5,249)       $ (4,475)       $ (1,995)       $ (4,620)
                                          ========        ========        ========        ========

     ANALYSIS OF THE RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2010 AND 2009

     SALES: The Company's sales in the second quarter of 2010 aggregated approximately $24.9 million, compared with $25.3 million during the equivalent quarter in the previous year.

     THE FOLLOWING IS THE DEVELOPMENT OF SALES IN THE SECOND QUARTER OF 2010 AND
     2009 DIVIDED INTO ACCOUNTING SEGMENTS AND PRODUCT LINES:

                                                   SALES
                       --------------------------------------------------------------------
                                     FOR THE THREE MONTHS ENDED JUNE 30
                       --------------------------------------------------------------------
                                 2010                                  2009
                       --------------------------------    --------------------------------
                          IN THOUSANDS OF DOLLARS             IN THOUSANDS OF DOLLARS
                       --------------------------------    --------------------------------
                       CUT & SEW   SEAMLESS     TOTAL      CUT & SEW    SEAMLESS    TOTAL
                       --------    --------    --------    --------     --------   --------

Intimate apparel         2,471       9,787      12,258       4,123       8,652      12,775
Active wear                809       2,352       3,161         558       4,647       5,205
Swim and beachwear       9,527           -       9,527       7,280           -       7,280

TOTAL                   12,807      12,139      24,946      11,961      13,299      25,260

                                     - 5 -

     COST OF SALES - in the second quarter of 2010, cost of sales aggregated
     $23.3 million (93.5% of sales) compared to $26.8 million (106.3% of sales)
     in the second quarter of 2009.

     The improvement in the cost of sales in the second quarter of 2010 equivalent quarter in the previous year stemmed from improvements that were made following the implementation of the turnaround program, as detailed in clause 6.1 below, and including, inter alia, a significant reduction in the level of waste, increased efficiency on the production floor, the vacating of a building and the signing on a new agreement with the owners of the property that is used by the Company, including a reduction in the rental fees and the lowering of the Company's purchasing costs, primarily in the field of raw materials and finishing materials.

     GROSS PROFIT (LOSS) - in the second quarter of 2010, gross profit aggregated $1.6 million (6.5% of sales) compared a gross loss of $1.6 million in the second quarter of 2009. The transition from a gross loss to a gross profit stems from the implementation of the turnaround program, as detailed above.

     SELLING AND MARKETING EXPENSES - in the second quarter of 2010, selling and marketing expenses aggregated $3.0 million (11.8% of sales) compared to
     $3.3 million (13.0% of sales) in the equivalent quarter of 2009. The decline at a rate of 10.0% stems from the reduction of the costs associated with the maintenance of sales offices overseas, as the result of the efficiency measures taken by the Company in the overseas sales offices and the closure of the sales office in Germany, in addition to the recording of lower amortization on the surplus cost of an intangible asset, which is being amortized under the reducing balance method.

     GENERAL AND ADMINISTRATIVE EXPENSES - in the second quarter of 2010, general and administrative expenses aggregated $0.9 million (3.7% of sales)
     compared to $0.8 million (3.2% of sales) in the second quarter of 2009. The increase at a rate of 15.2% in the second quarter stemmed, inter alia, from the recording of a provision for doubtful debts, compared to the equivalent quarter in the previous year in which the provision for doubtful debts was reduced, reducing the expenses, accordingly. The increase in the general and administrative expenses in the quarter was partially offset by a reduction in salary expenses, which stemmed from the turnaround plan, as detailed in clause 6.1 below.

     OPERATING LOSS - in the second quarter of 2010, the operating loss aggregated $2.3 million compared to an operating loss of $5.7 million in the equivalent quarter of 2009. The EBITDA item (earnings before interest, tax, depreciation and amortization) amounted to a positive amount of approximately $12 thousand, compared to negative EBITDA of $3.3 million in the equivalent quarter of 2009.

     FINANCIAL EXPENSES - in the second quarter of 2010, net financial expenses aggregated $370 thousand compared to net financial expenses of $434 thousand in the second quarter of 2009. The decrease in the financial expenses, at a rate of 14.7%, derived from: (1) the revaluation of the
     US.Dollar vs. the Shekel, by comparison to the equivalent quarter, in which the US. Dollar was devalued against the Shekel, (2) a sharp decrease in the
     LIBOR interest rate on long-term loans, net and after offsetting (1)
     financial costs as the result of the increase in the short-term bank credit and (2) the increase in the interest rates on long-term loans from LIBOR +
     1% to a range of between LIBOR + 2.15% to LIBOR + 2.85%, as determined within the framework of the financial re-organization, as detailed in clause 6.1 below.

                                     - 6 -

     TAXES BENEFITS - in the second quarter of 2010, the Company recorded tax benefits of $0.6 million compared to tax benefits of $1.5 million in the equivalent quarter of 2009. The Company has business losses for tax purposes that are available to be carried forwards, which on June 30, 2010 aggregated approximately $41.3 million, which can be utilized in an future periods, without restriction. For these balances and for other temporary differences which can be deducted for benefits to employees and a provisions for doubtful debts deferred taxes of approximately $9,959 thousand have been recorded (due to the expectation of utilizing them as a result of the existence of reserve for deferred taxes of approximately
     $10,033, mainly for fixed assets and as a result of the expectation of realizing them in the consolidated company against taxable income).
     According to the provisions of Standard IAS 12 "Taxes on income", balances of deferred taxes of every legal entity are presented net in the framework of non-current assets and non-current liabilities.

     THE LOSS FOR THE PERIOD - the loss for the second quarter of 2010 aggregated $2.0 million compared to a loss of $4.6 million in the equivalent quarter of 2009. The fully diluted basic loss per share is approximately $0.6 in the second quarter of 2010, compared to $2.2in the equivalent quarter of 2009.

     ANALYSIS OF THE RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

     SALES: The Company's sales in the reporting period aggregated approximately
     $50.7 million, a decrease of 29.8% compared with $72.2 million during the equivalent period in the previous year. The decrease stems from a decrease of approximately $7.5 million in sales of intimate apparel in both sectors, primarily to the customer Victoria's Secret. The Company sold various projects to this customer in the first quarter of 2009, for which no continuation orders were received. There was a decrease of approximately
     $5.5 million in sales of swim and beachwear, primarily as the result of the termination of the relationship with three customers at the beginning of
     2009. These customers delivered sales of approximately $5.7 million in the first half of 2009. A further significant decrease of approximately $8.5 million occurred in sales of sports products. The decrease in the Cut & Sew segment is in respect of the "Pro Core" project for Nike products, for which no significant continuation orders have been executed since the first quarter of 2009. The decrease in the Seamless segment is mainly in respect of the "Ultimate" project for Nike products, for which no significant continuation orders have been executed since the first quarter of 2009.

     THE FOLLOWING IS THE DEVELOPMENT OF SALES IN THE FIRST HALF OF 2010 AND
     2009 DIVIDED INTO ACCOUNTING SEGMENTS AND PRODUCT LINES:

                                                   SALES
                       --------------------------------------------------------------------
                                       FOR THE SIX MONTHS ENDED JUNE 30
                       --------------------------------------------------------------------
                                 2010                                  2009
                       --------------------------------    --------------------------------
                          IN THOUSANDS OF DOLLARS             IN THOUSANDS OF DOLLARS
                       --------------------------------    --------------------------------
                       CUT & SEW   SEAMLESS     TOTAL      CUT & SEW    SEAMLESS    TOTAL
                       --------    --------    --------    --------     --------   --------

Intimate apparel         5,882      19,390      25,272       8,959      23,833      32,792
Active wear              1,317       4,173       5,490       2,831      11,117      13,948
Swim and beachwear      19,957           -      19,957      25,505           -      25,505

TOTAL                   27,156      23,563      50,719      37,295      34,950      72,245

                                     - 7 -

     COST OF SALES - in the reporting period, cost of sales aggregated $48.2 million (95.0% of sales) compared to $68.4 million (94.6% of sales) in equivalent period of 2009.

     The decrease in the cost of sales in the first half of 2010 stemmed from the decrease in the volume of production as a result of the decrease in sales.

     GROSS PROFIT (LOSS) - in the reporting period, gross profit aggregated $2.6 million (5.0% of sales) compared to $3.9 million (5.4% of sales) in the equivalent period of 2009. The reason for the decrease in the profitability is the sharp decrease in the Company's sales turnover, which was not accompanied by an equivalent reduction in the fixed costs. The Company is engaged in a labor intensive industry with a significant investment in plant and accordingly the structure of its expenses includes a significant element of fixed costs, such as the rental for the buildings, insurance, the wages of indirect labor and etcetera.

     SELLING AND MARKETING EXPENSES - selling and marketing expenses aggregated
     $6.6 million (13.0% of sales) compared to $7.8 million (10.8% of sales) in the equivalent period of 2009. The decline at a rate of 15.3% stems from the reduction of the selling and marketing expenses as the result of the decrease in the sales turnover in the half year and as a result of the turnaround program that the Company has implemented. The main impact of the program on the selling and marketing expenses has been a reduction in salary expenses as the result of the reduction in the number of employees in the Company and the reduction of salaries as well as the efficiency measures taken by the Company in the overseas sales offices, including, inter alia, the closure of the sales office in Germany. The increase in the ratio of selling expenses to sales stems primarily from the existence of fixed costs, such as salaries, maintenance of the sales offices and agents'
     commissions, for which the efficiency measures that the Company is taking in order to reduce such costs have not yet matched the rate of the decrease in sales.

     GENERAL AND ADMINISTRATIVE EXPENSES - in the reporting period, general and administrative expenses aggregated $1.8 million (3.5% of sales) compared to
     $2.1 million (2.9% of sales) in the first half of 2009. The decrease at a rate of 14.1% stemmed primarily from a decrease in salary expenses, in accordance with the turnaround program.

     OPERATING LOSS - in the reporting period, the operating loss aggregated
     $5.8 million compared to an operating loss of $6.0 million in the equivalent period of 2009.

     FINANCIAL EXPENSES - in the first half of 2010, net financing expenses aggregated $908 thousand compared to net financial income of $60 thousand in equivalent period of 2009. The transition from financing income to financing expenses derived from: (1) the devaluation of the Dollar against the Shekel, (2) an increase in financial costs as the result of the increase in the short-term bank credit and (3) the increase in the interest rates on long-term loans from LIBOR + 1% to a range of between LIBOR +
     2.15% to LIBOR + 2.85%, as determined within the framework of the financial re-organization, as detailed in clause 6.1 below and after setting-off the decrease in the LIBOR interest on long-term loans, net.

     TAXES BENEFITS - in the first half of 2010, the Company recorded tax benefits of $1.5 million compared to tax benefits of $1.5 million in the equivalent period of 2009. The Company has business losses for tax purposes that area available to be carried forwards, which on June 30, 2010 aggregated approximately $41.3 million which can be utilized in an future periods, without restriction. For these balances and for other temporary differences which can be deducted for benefits to employees and a provisions for doubtful debts deferred taxes of approximately $9,959 thousand have been recorded (due to the expectation of utilizing them as a result of the existence of reserve for deferred taxes of approximately
     $10,033, mainly for fixed assets and as a result of the expectation of realizing them in the consolidated company against taxable income).
     According to the provisions of Standard IAS 12 "Taxes on income", balances of deferred taxes of every legal entity are presented net in the framework of non-current assets and non-current liabilities.

                                     - 8 -

     THE LOSS FOR THE PERIOD - the loss for the reporting period aggregated approximately $5.2 million compared to a loss of $4.5 million during the equivalent period of 2009. The fully diluted basic loss per share is approximately $2.0 in the reporting period, compared to $2.10 in the equivalent period of 2009.

4.   LIQUIDITY

     CASH FLOWS USED FOR OPERATING ACTIVITIES in the second quarter of 2010 aggregated $1.7 million compared to cash flows used for operating activities of $0.3 million in the first quarter of 2009. The main use of the cash flows from operating activities during the quarter was for the
     Company's working capital requirements.

     CASH FLOWS GENERATED FROM INVESTING ACTIVITIES in the second quarter of
     2010 aggregated approximately $17 thousand compared to cash flows used for investing activities of $87 thousand in the second quarter of 2009. The cash investments in fixed assets and other assets, net, aggregated in the second quarter of 2010 to $20 thousand compared to $87 thousand in the second quarter of 2009.

     CASH FLOWS GENERATED FROM FINANCING ACTIVITIES in the second quarter of
     2010 aggregated approximately $1.8 million compared to cash flows generated from financing activities of approximately $1.0 million in the equivalent quarter of 2009.

     Cash balances as of June 30, 2010 aggregated at $0.4 million compared to
     $1.9 million on December 31, 2009.

5.   SOURCES OF FINANCING

     In the second quarter of 2010, the Company financed its operations through shareholders' equity, suppliers' credit, bank credit and non-banking credit via factoring companies.

     The bank credit is divided as follows:

     Short-term credit balances from the banks on June 30, 2010 aggregated $4.8 million compared to $14.2 million on December 31, 2009. This main bank credit is Dollar denoted and bears average interest of Libor +1.75%.

     The balances of long-term loans on June 30, 2010 aggregated approximately
     $19.8 million. Interest on these loans is between Libor + 2.15% and Libor
     +2.85%.

                                     - 9 -

     On June 30, 2010, the Company's credit line from the banks stood at approximately $30.7 million. Out of all the credit lines correct as of June
     30, 2010, approximately $27.1 million were utilized through loans, letters of credits and guarantees.

     At the end of March 2010 the Company raised $4 million in the framework of a right offering described in clause 6.3 below.

6.   SIGNIFICANT DATA IN THE FRAMEWORK OF THE DESCRIPTION OF THE CORPORATION'S
     BUSINESS

     In addition to the events in the period that are described above, the following events have occurred in the Company:

     6.1  TURNAROUND PLAN

          During the first quarter of 2010 the Company started implementing a turnaround plan with a view to return it to profitability, with all the Company's management devoting itself and establishing professional teams in key fields detailed below, setting detailed operative and commercial targets and current follow-up of the progress in all fields of operations. The Company's program mainly includes the following subjects:

          1.   A significant improvement in the level of meeting supply times of customers' orders, by cross company handling the processes with planning, management focusing on the customer's targets, handling the main basic problems in the quality of products and operative bottlenecks.

          2.   A continued handling and reduction in the level of production waste, which includes quality waste and logistic waste. This handling includes an analysis for identifying the basic problems in the fields of knitting, fixation, dyeing and sewing, an improvement in quality control in the early stages of production, measurement and managing waste on the production floor level, and in the various work stations and improving optimization of planning quantities to reduce logistic waste.

          3.   Efficiency steps on the Company's production floor by improving levels of efficiency and output mainly in the stages of knitting and sewing. The efficiency measures include measuring employee incentives on the production lines according to the relevant indices and targets, changes in work processes, training
               employees and increasing control over the production process.

          4.   Reducing purchasing costs , mainly in the field of purchasing raw materials and auxiliary materials, through locating additional alternative suppliers mainly from south eastern Asia countries to increase competition between the suppliers, through the
               development of products with cheaper alternative raw materials.
               In addition, the Company would examine the fields of transport, conveying and forwarding which are a significant component in the
               Company's operations.

          5.   Saving and efficiency measures in general and administrative expenses. In the framework of this clause, the Company signed agreements with the landlord where the plant operates inter alia, as mentioned in clause 6.5 below. The agreement with a landlord and vacating a building will lead to a saving of over NIS 4 million a year. Concurrently, the Company is examining all the expense items in order to reduce them as far as possible.

                                     - 10 -

          6.   Carrying out an examination and an improvement in the costing process and the mix of products and customers in order to prevent an erosion in selling prices, and stopping production of products and small customers with a low profitability and contribution.

          7.   Recruiting key personnel in the textile and clothing field to expand the Company's know-how basis. As part of this clause Mr.
               Arnon Tieberg was recruited to serve as Chairman of the Company's
               Board of Directors. Similarly, Mr. Amit Meridor was recruited as the Company's CEO. Amit brings with him decades of management experience, of which 15 years in the Nilit Textile Factory, a manufacturer of high quality yarns.

          8.   Reorganization of the Company's debt structure with the banks. As mentioned in clause 6.4 below, the Company signed an agreement which reorganizes the structure of the Company's debts to the banks, and improves the flow of the Company's expenses from financing activities.

     6.2  APPOINTMENT OF A NEW CEO

          On January 17, 2010, the Company's Board of Directors approved the
          Company's engagement in an employment contract with the incoming
          Company's CEO, Mr. Amit Meridor, as from January 21, 2010.

     6.3  RIGHTS OFFERING PROSPECTUS, SHELF PROSPECTUS, AND A PRIVATE PLACEMENT:

          On February 26, 2010, the company published a rights offering prospectus with the United States Securities and Exchange Commission, and a rights offering prospectus with the Israel Securities Authority and the Tel Aviv Stock Exchange. The prospectus included a rights offering of up to 1,578,975 ordinary shares, at a par value of NIS 10 each of the company, at a price of $3.8 per share. The share rights offer to shareholders of the company was at a ratio of 1 unit for each
          1.406 shares.

          After Norfet announced to the Company that it will not be able to participate in the issue of rights due to regulatory constraints, the
          Company chose to raise funds through a combined process of an issue of rights and a supplementary private placement to Norfet, and/or on anyone on its behalf (hereinafter: "Norfet"), where Norfet undertook to invest in the Company against the private placement of shares, an amount which will supplement the total amount of raising by the
          Company in the framework of the issue of rights and a private placement to Norfet to 4 (four) million dollars.

          As part of the rights offering, the company raised $2,867 thousand from its shareholders, against an issue of 754,384 ordinary shares of the company. Under the private placement, the company raised an additional $1,133 thousand, and in total, raised $4 million (gross).

          In addition the Company published a shelf prospectus for:

          (a) Up to 3 million ordinary shares, of NIS 10 par value each of the company.

          (b) Up to 10 series of convertible bonds, with each bond series at a par value of up to NIS 500 million available for repayment in one payment or a number of equal payments.

                                     - 11 -

          (c) Up to 10 series of options, with each option series including not more than 3 million options available for conversion in a manner that each option will be available for conversion into 1 ordinary share,
          NIS 10 par value each of the company, against a payment in cash of the exercise price linked to an indexation basis.

          (d) Up to 10 series of options, with each option series including not more than 200 million options available for conversion in a manner that each option will be available for conversion into NIS 100 par value bonds of series A. through T of the company, against a payment in cash of the exercise price linked to an indexation basis.

          (e) Up to 10 series of commercial papers (series 1 through 10), with each series of commercial paper at a par value of up to NIS 500 million available for repayment in one or more payments.

     6.4  THE FINAL AGREEMENT WITH THE COMPANY'S FINANCING BANKS RELATING TO THE
          COMPANY'S CREDIT LINES

          On March 2, 2010, the Company signed a final agreement with the banks
          (hereinafter: "the final agreement") which includes a financial reorganization of the credit that the banks provide the Company. For additional details regarding the final agreement, see Note 4b to the interim financial statements as at June 30, 2010.

          Under the final agreement, the company received credit lines of up to
          $30.75 million. The restructuring of debt vis-a-vis the banks includes a split of the debt into short-term debt, and loans of $5 million for a period of 6 years, and loans of $15 million for a period of 10 years. Said loans totaling $20 million are repayable one after the other, from the third year after providing the loans, and up to the ninth year, with an annual principal repayment of $1.25 million. The
          $11.25 million balance of principal will be repayable at the end of the 10th year from the date of providing the loans. Said restructuring grants the company a grace period of three years without any principal repayments, and another seven years when only $1.25 million will be repaid vis-a-vis annual principal repayments of $4 million during 2008 and 2009. Said loans repayment also reduces the company's negative cash flows from financing activities vis-a-vis previous years.

          Prior to signing the final agreement on December 2, 2009 the Chairman of the Company's Board of Directors and its VP Finance received verbal notices from the three banks with whom the Company is engaged in financing agreements, according to which each of the banks decided to stop the utilization of the Company's credit line.

          To the best of the Company's knowledge, the banks decision regarding stopping utilization of the Company's credit lines is a result of the banks evaluations that the Company will continue to present losses in the coming periods. The banks decision was received suddenly, despite the fact that for the purpose of the Company's financial statements as at December 31, 2008 and June 30, 2009 and June 30, 2009 the banks gave the Company a letter of waiver on their right for immediate repayment of the credit provided to the Company, despite the Company's losses and the Company not meeting one of the financial covenants
          (relating to EBITDA) set forth in the financing agreements between the
          Company and the banks.

                                     - 12 -

          It should be mentioned that in the interim financial statements as of
          June 30, 2010 the auditors draw attention to Note 1b to the interim financial statements regarding the Company's business and its losses(2) that are described in Note 4b in the financial statements regarding the agreement with the financing banks as described above and the new financial criteria in the course of 2010. The auditors also state, in the framework of their drawing attention, that the ability of the Company to meet its financial obligations is subject to meeting the new financial covenants is subject to the compliance with the business plan, as detailed in Note 1 b to the interim financial statements, in the cash flow forecast that is derived from it, on the continuation of the making available of the credit line by the banks and on compliance with the new financial criteria in the course of
          2010.

          It should be emphasized that the Company's evaluations in all matters relating to the compliance with the turn-around plan are forward looking information, within the definition of that term in the
          Securities Law. Forward looking information is uncertain information in respect of the future, which is based on the information that exists in the Company at the reporting date, and which contains the
          Company's evaluations or its intentions as of the reporting date or which are not dependent solely on the Company. It is possible that this information, in whole or in part, will not be realized or will be realized differently, inter alia, for the following reasons: financing difficulties, difficulties in the implementation of the turn-around plan, changes in the economic and financial fields, including in the interest rates, a lack of agreement between the Company and the banks, non-compliance with the terms of the agreement between the Company and the banks, difficulties with other creditors of the Company and so on.

     6.5  LEASE AGREEMENT WITH REIT 1:

          On March 21, 2010 the company signed an agreement with REIT 1 Ltd.
          ("REIT 1"), which holds the rights to three industrial buildings in the Teradion industrial area ("buildings") on which the company's plant and headquarters are located. According to the aforesaid in the agreement the Company paid the full debt to REIT 1, vacated the headquarters building and will continue to lease the Hi-tex 1 and 2 buildings until December 31, 2019. The agreement was which was signed and the repayment of all the debts resulted in the end of the dispute which existed between the parties. For additional details see clause
          4d to the Company's interim financial statements as at June 30, 2010.

                                                --------------------------------
(2)  THE FOLLOWING IS THE WORDING OF THE SUB CLAUSE B TO NOTE 1 OF THE COMPANY'S
     FINANCIAL STATEMENTS AS AT JUNE 30, 2010:

     a.   The Company had losses of $5,249 thousand for the period of three months ended June 30, 2010. Moreover, during the period of six months period ended June 30, 2010 the Group had negative cash flows from operating activities of $4,189 thousand.

          Due to the global economic crisis, the decline in demand and the continued accumulation of considerable losses, the Company requires additional sources of financing. During March 2010 the Company raised, through a rights offering to its shareholders and a private placement, as mentioned in Note 4c, a gross amount of 4 million dollars. In addition, the Company on March 2, 2010 signed an agreement with the banks regarding the reorganization of the credit lines and new undertakings to the banks, as detailed in Note 4b. In addition, the
          Company is examining the possibility of off- bank financing, such as the start of working with factoring companies which enable advances of payments from customers. There is no certainty that the Company will be successful regarding coming to an agreement and starting work with these factoring companies.

                                     - 13 -

7.   EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     7.1  THE APPOINTMENT OF A NEW CHAIRMAN OF THE BOARD OF DIRECTORS

          On July 5, 2010, Mr. Arnon Tieberg was appointed to serve as Chairman of the Company's Board of Directors. Mr. Ya'akov Gelbard, the previous
          Chairman of the Board of Directors, completed his term of office on
          July 5, 2010.

     7.2  THE RECEIPT OF WAIVER FROM THE BANK LENDERS

          On July 11, 2010, the Company received a waiver from the three bank lenders. Within the framework of the letter of waiver, the banks informed the Company that the EBITDA target has been changed from a target of a positive EBITDA for 2010 to an EBITDA that is not to fall below minus $2.1 million for 2010.

8.   EXPOSURE TO MARKET RISKS AND THE METHODS OF THEIR MANAGEMENT

     8.1  THE PERSON RESPONSIBLE FOR MANAGING MARKET RISKS IN THE CORPORATION

          The management of market risk in the Company is carried out according to a risks management policy which was determined by the Company's
          Board of Directors. The person responsible for managing the Company's market risk, correct as of the date of this report, is Mr. Eran Rotem, the Company's CFO.

     8.2  DESCRIPTION OF THE MARKET RISKS TO WHICH THE COMPANY IS EXPOSED

          The Group is exposed in its operations to a number of market risks, including: fluctuations in the rates of exchange, changes in the prices of raw materials and increases in transport (mainly due to the exposure to price increases of transport costs), changes in the rates of dollar interest, slowdown in the global markets and the level of economic stability of its business partners, customers and suppliers.
          The effects of the financial crisis from which global markets are presently suffering, see clause 9 of this chapter.

     8.3  RISKS OF CHANGES IN THE RATES OF EXCHANGE

          The fluctuations in the rate of exchange of the Shekel against the
          Euro and against the Dollar, affect the Company on two levels:

          a.   The effects on salary expenses and the cost of purchasing raw materials - a considerable part of the salary and purchasing raw materials costs, is in Shekels. The average rate of exchange of the Dollar against the Shekel in the first half of 2010 declined by about 7.6% compared to the equivalent period in the previous year. In the first half of 2009 the Company recorded salary expenses and raw material purchase expenses denominated in NIS of approximately $17 million. As a result of the devaluation of the average rate of exchange of the Dollar against the Shekel, expenses increased in the first half of 2010 by approximately
               $1.3 million compared to the equivalent period in the previous year.

          b.   The effect on the Company's sales - in the first half of 2010 approximately 7.9% of the Company's sales were denominated in
               Euros. In the first half of 2010 the average rate of exchange of the Euro against the Dollar appreciated by approximately 0.7%
               compared to the equivalent period in the previous year, and therefore the Company's sales in Dollar terms increased by approximately $30 thousand. During the second quarter of 2010, there was a weakening in the rate of exchange of the Euro against the Dollar, inter alia, because of the economic crisis which affected the Euro block.

               A further weakening in the rate of the Euro against the Dollar will cause a decline in the Company's sales in Europe in Dollar terms.

                                     - 14 -

          The exposure to rates of exchange of the Shekel and the Euro against the Dollar include an exposure to the surplus of receipts over payments in foreign currency or linked to it, an exposure to the surplus of assets linked to the Dollar over the liabilities. In past the Company used to examine the feasibility of purchasing hedging for these exposures in accordance with its hedging policy. According to the agreement with the banks described in clause 6.4 above, and the agreement of understanding with the banks of January 6 2010, the
          Company closed all its open positions for forward transactions. But the Company may use its existing credit lines in order to carry out forward transactions. Correct as of the date of this report, the start of opening of positions by the Company is subject to receiving the approval of the banks.

     8.4  INTEREST RISKS

          The Group is exposed to risks in respect of changes in the market interest rate for long-term and short-term loans received and which bear variable interest (linked to LIBOR interest and to prime interest rates). The balance of the Company's long-term loans as of June 30,
          2010 was $19.8 million. The balance of the Company's short-term credit lines aggregated approximately $3.6 million as of June 30, 2010.

          The Dollar LIBOR interest rate for three months has declined significantly from a level of 1.8% at the end of 2008 to 0.53% as at
          June 30, 2010 and on the date of publication of this report, if this trend continues, it will cause a reduction in the Company's financing expenses.

     8.5  CREDIT RISKS

          The Company does not have any significant concentrations of credit risks. A credit risks is likely to occur due to an engagement in a number of financial instruments with one body or as a result of an engagement with a number of groups of receivables with similar economic characteristics, whose ability to meet their obligations is expected to be similarly effected by changes in economic or other conditions . The Group's revenues are mainly from customers in the US and Europe. In the second quarter of 2010, 63.6% of the Company's sales were to its four largest customers. A change for the worse in the credit days of each of these customers is likely to significantly detrimentally affect the Company's level of liquidity. The Company is currently following the debts of the customers and taking steps to expand the customer base, in order to reduce its credit risks, as far as possible.

     8.6  THE CORPORATION'S POLICY IN MANAGING CREDIT RISKS

          The management of credit risk is carried out by the Company according to a policy approved by the Board of Directors. The Board of Directors sets forth principles for managing risks, as well as specific policies for certain exposures to risks, as described below.

          Regarding financial assets and financial liabilities in currencies which are not the Company's functional currency, the Company's policy is to reduce the exposure by using various hedging instruments, as detailed below.

                                     - 15 -

          Regarding sales, the expenses and costs of materials which are not in the Company's functional currency, the Company's policy is to carry out hedging on the rates of exchange through various hedging instruments, as detailed below. The forum handling the subject includes the Company's CFO and Treasurer, who periodically examine together with financial consultants, the level of existing hedging transactions of the Company for exposures to the rates of exchange and determine whether there is a need to change the level of existing hedging transaction at that time. The hedging is carried out through various financial instruments, mainly forward transactions. For additional details regarding forward transactions see clause 8.3 above. In 2010 the Company closed all of the open positions in respect of forward transactions, in accordance with the agreement on the understandings with the banks. However, the Company is entitled to use the existing credit line in order to execute forward transactions.

          As of the date of this report the opening of positions by the Company is conditional upon the receipt of approval from the banks.

          Regarding the credit risk, most of the Company's sales are carried out to customers in North America (in the first half of 2010 about 81.0%
          of total sales were sales to customers in North America), and the
          Company is taking steps to reduce the exposure caused to it as a result of the limited dispersal of the sales.

          The following are data relating to the distribution of the Company's sales according to geographic targets.

                                FOR THE SIX MONTHS
                                  ENDED JUNE 30,
                              ---------------------
                                2010         2009
                              -------       -------
                               DOLLAR IN THOUSANDS
                              ---------------------

          North America       $41,058       $60,046
          Europe                7,530         8,662
          Israel                2,113         3,475
          Other                    18            62
                              -------       -------
                              $50,719       $72,245
                              =======       =======

          The Company does not have a policy for managing interest risks.

          The Company routinely monitors the exposures that are created for it from changes in the exchange and interest rates. As of the time of this report, the Company invests in financial instruments, including hedging transactions (against the exposure to exchange rates and etcetera).

     8.7  MEANS OF SUPERVISING AND IMPLEMENTING THE POLICY

          Correct as of the date of the report, Mr. Eran Rotem, the Company's
          CFO, is responsible for carrying out the policy that the Company's
          Board of Directors has outlined. In the framework of meetings of the
          Board of Directors and its committees, from time to time discussions take place on the subject on matters of market risk or alternatively, should an exceptional event occur, discussions are held in connection with the balance sheet and cash flow exposures. The Board of Directors considers from time to time, the need for taking financial or strategic steps in order to reduce the exposure risks.

                                     - 16 -

     8.8  BASIC LINKAGE REPORT

          The following are the terms of linkage of the financial balances from the Company's balance sheet, as at June 30, 2010 and December 31,
          2009:

                                                                              JUNE 30, 2010
                                                --------------------------------------------------------------------------
                                                                                                       NON -
                                                  IN                                    IN OTHER     MONETARY
                                                DOLLARS       IN NIS       IN EUROS    CURRENCIES     BALANCES      TOTAL
                                                -------       -------       -------      -------      -------      -------
                                                                            DOLLAR IN THOUSANDS
                                                --------------------------------------------------------------------------

ASSETS
Cash and cash equivalents                           318             -            58           63                       439
Short-term investments in available for
  sale securities                                   700             -             -            -            -          700
Trade receivables                                10,771           952         1,028          883            -       13,634
Other receivables                                 1,667         1,165             9           24            -        2,865
Inventory                                             -             -             -            -       18,451       18,451
Deferred taxes                                        -             -             -            -        1,181        1,181
Fixed assets and other assets                         -             -             -            -       54,203       54,203
                                                -------       -------       -------      -------      -------      -------
Total assets                                     13,456         2,117         1,095          970       73,835       91,473
                                                -------       -------       -------      -------      -------      -------
LIABILITIES
Credit from banks                                 4,029           713             -           18            -        4,760
Trade payables                                    4,525         8,564           901           58            -       14,048
Other payables                                    1,283         2,916             -            -            -        4,199
Liabilities for benefits to employees, net            -           430             -            -            -          430
Long-term loans from banking entities            19,802             -             -            -            -       19,802
Long-term institutions                                -         1,053                                                1,053
Deferred taxes, net                                   -             -             -            -        1,233        1,233
                                                -------       -------       -------      -------      -------      -------
Total liabilities                                29,639        13,676           901           76        1,233       45,525
                                                =======       =======       =======      =======      =======      =======
Surplus of assets over liabilities              (16,183)      (11,559)          194          894       72,602       45,948
                                                =======       =======       =======      =======      =======      =======

                                     - 17 -

                                                                               DECEMBER 31, 2009
                                                 --------------------------------------------------------------------------
                                                                                                         NON
                                                   IN                                     IN OTHER     MONETARY
                                                 DOLLARS       IN NIS        IN EUROS     CURRENCIES    BALANCES      TOTAL
                                                 -------       -------       -------      -------      -------      -------
                                                                              DOLLAR IN THOUSANDS
                                                 --------------------------------------------------------------------------

ASSETS
Cash and cash equivalents                         1,465           270            34           135            -        1,904
Short-term investments in available for
  sale securities                                   737             -             -             -            -          737
Trade receivables                                11,577         2,026           632           362            -       14,597
Other receivables                                    53         2,827            12             -            -        2,892
Inventory                                             -             -             -             -       19,778       19,778
Deferred taxes                                        -             -             -             -        1,409        1,409
Fixed assets and other assets                         -             -             -             -       57,880       57,880
                                                -------       -------        -------      -------      -------      -------
Total assets                                     13,832         5,123           678           497       79,067       99,197
                                                -------       -------        -------      -------      -------      -------
LIABILITIES
Credit from banks                                25,548           299             -             -            -       25,847
Trade payables                                    1,085        12,931           951            75            -       15,042
Other payables                                    2,105         3,561             -             -            -        5,666
Liabilities for benefits to employees, net            -           729             -             -            -          729
Institutions for long-term credits                    -         1,838             -             -            -        1,838
Deferred taxes, net                                   -             -             -             -        3,080        3,080
                                                -------       -------        -------      -------      -------      -------
                                                 28,738        19,358           951            75        3,080       52,202
                                                =======       =======        =======      =======      =======      =======
Surplus of assets over liabilities              (14,906)      (14,235)         (273)          422       75,987       46,995
                                                =======       =======        =======      =======      =======      =======

                                     - 18 -

     8.9  SENSITIVITY ANALYSES

          The reporting is mainly quantitative and in addition to it there is qualitative reporting when necessary. The reporting includes sensitivity analyses to fair value of the recognized components. In the framework of the sensitivity analyses, the effect of the change in the market prices over the fair value of the said components is examined. In the framework of the sensitivity analyses, tests are carried out - as a result of changes above and below certain rates in market prices. The items which are exposed to various risks (e.g.:
          rate of exchange (interest) was presented a number of times in order to examine the sensitivity to every risk separately.

          All sensitivity analyses were done in relation to the fair value of the financial instruments as of June 30, 2010 and December 31, 2009.
          The sensitivity analysis was prepared for financial instruments whose sensitivity to changes in the different factors is significant.

          THE FOLLOWING ARE THE SENSITIVITY ANALYSES AS OF JUNE 30, 2010:

          SENSITIVITY TO CHANGES IN THE RATES OF EXCHANGE OF THE DOLLAR/SHEKEL

                                       PROFIT (LOSS) FROM CHANGES IN                    PROFIT (LOSS) FROM CHANGES IN
                                                 FAIR VALUE              FAIR VALUE               FAIR VALUE
     --------------------------------- ------------------------------- ---------------- -------------------------------
                                             5%              1%                              -1%             -5%
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
     Expected rate of exchange           $1=NIS 4.07     $1=NIS 3.91     $1=NIS 3.88      $1=NIS 3.84     $1=NIS 3.68
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
                                                                     DOLLARS IN THOUSANDS
     --------------------------------- --------------------------------------------------------------------------------
     Trade receivables                       (48)            (10)            952               10              48
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
     Other receivables                       (59)            (11)          1,165               11              59
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
     Short-term bank credit                   36               7            (713)              (7)            (36)
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
     Trade payables                          428              86          (8,564)             (86)           (428)
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
     Other payables                          146              29          (2,916)             (29)           (146)
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
     Liabilities for benefits to
       employees, net                         22               4            (430)              (4)            (22)
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
     Institutions for long-term
       credit                                 53              11          (1,053)             (11)            (53)
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------

     TOTAL                                   578             116         (11,559)            (116)           (578)
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------

          SENSITIVITY TO CHANGES IN THE RATE OF THREE MONTH LIBOR DOLLAR
          INTEREST RATE

          All of the Company's long-term loans bear interest at a fixed margin from the LIBOR. The following table presents the impact of a change of
          0.5% or 1% in the interest rate on the fair value of the long-term loans. The following calculation relates to the cash flow exposure and not to changes in the fair value in respect of long-term loans of
          $19,802 thousand.

                                        AN INCREASE     AN INCREASE OF                A DECREASE OF     A DECREASE OF
                                        OF 1% IN THE     0.5% IN THE                    1% IN THE        0.5% IN THE
                                       INTEREST RATE    INTEREST RATE                 INTEREST RATE     INTEREST RATE
     --------------------------------- --------------- ----------------- ----------- ---------------- -----------------
                                        PROFIT (LOSS) FROM THE CHANGES   FAIR VALUE   PROFIT (LOSS) FROM THE CHANGES
     --------------------------------- --------------------------------- ----------- ----------------------------------
                                             DOLLARS IN THOUSANDS                          DOLLARS IN THOUSANDS
     --------------------------------- --------------------------------- ----------- ----------------------------------
     Forecast long-term loans             (1,434)           (717)           19,802         717              1,434
     --------------------------------- --------------- ----------------- ----------- ------------------ ---------------

                                     - 19 -

          THE FOLLOWING ARE THE SENSITIVITY ANALYSES AS OF DECEMBER 31, 2009:

          SENSITIVITY TO CHANGES IN THE RATE OF EXCHANGE OF THE DOLLAR/SHEKEL

                                       PROFIT (LOSS) FROM CHANGES IN                     PROFIT (LOSS) FROM CHANGES IN
                                                 FAIR VALUE               FAIR VALUE              FAIR VALUE
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
                                             5%              1%                              -1%             -5%
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
     Expected rate of exchange           $1=NIS 3.96     $1=NIS 3.81     $1=NIS 3.78      $1=NIS 3.74     $1=NIS 3.58
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
                                                                        $ THOUSANDS
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
     Cash and cash equivalents               (14)             (3)            270                3              14
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
     Trade receivables                      (101)            (20)          2,026               20             101
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
     Other receivables                      (141)            (28)          2,827               28             141
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
     Short-term bank credit                   15               3            (299)              (3)            (15)
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
     Trade payables                          647             129         (12,931)            (129)           (647)
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
     Other payables                          178              36          (3,561)             (36)           (178)
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
     Liabilities for benefits to
     employees, net                           36               7            (729)              (7)            (36)
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
     Institutions for long-term
     credit                                   92              18          (1,838)             (18)            (92)
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------

     TOTAL                                   712             142         (14,235)            (142)           (712)
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------

          SENSITIVITY TO CHANGES IN THE RATE OF THREE MONTH LIBOR DOLLAR
          INTEREST RATE

          All of the Company's long-term loans bear interest at a fixed margin from the LIBOR. The following table presents the impact of a change of
          0.5% or 1% in the interest rate on the fair value of the long-term loans. The following calculation relates to the cash flow exposure and not to changes in the fair value in respect of long-term loans of
          $11,601 thousand.

                                       PROFIT (LOSS) FROM CHANGES IN                     PROFIT (LOSS) FROM CHANGES IN
                                                 FAIR VALUE               FAIR VALUE              FAIR VALUE
     --------------------------------- ------------------------------- ---------------- -------------------------------
                                             1%             0.5%                            -0.5%            -1%
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
     Expected rate of interest             2.25%           1.75%            1.25%           0.75%           0.25%
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------
                                             DOLLARS THOUSANDS                                DOLLARS THOUSANDS
     --------------------------------- ------------------------------- ---------------- -------------------------------

     Long-term loans                         (43)            (33)                              33              43
     --------------------------------- --------------- --------------- ---------------- --------------- ---------------

          SENSITIVITY TO CHANGES IN SHEKEL PRIME RATES

          Occasionally, the Company takes loan with interest linked to the short-term prime rate. Correct as of June 30, 2010, the Company has an overdraft balance linked to prime interest of approximately NIS 2,803 thousand. Moreover, on June 30, 2010 the Company did not have the short term loan linked to the prime interest rate. As the Company sometimes takes loans linked to the short-term prime interest rate for small amounts and has the ability to change the mix of overdraft and short-term loans between the prime-linked tracks and the foreign currency linked tracks with Libor interest rate, the Company does not identity any significant risks likely to result as a result of fluctuations in the prime interest rate.

                                     - 20 -

9.   THE CRISIS IN THE FINANCIAL MARKETS

     The global economic crisis and the real slowdown in economic activities, which developed in 2008, results, inter alia, in severe harm to global financial markets to very considerable declines and fluctuations in stock exchanges around the world and in Israel, to a worsening of the credit crisis, to declines in the value of assets held by the Company and to a significant slowdown and uncertainties in economic activities. As a result, various economies in the world, including the US and many countries in
     Europe, suffered a recession and indications of a recession were also identified in Israel.

     As from the second half of 2009, there was a certain recovery in most of the financial and real markets, a recovery which continued also in the first half of 2010. But nevertheless the signs of a financial crisis and its consequences are still expressed mainly the euro block, which is still characterized by a lack of economic stability. Signs of the crisis and its consequences caused, inter alia, considerable fluctuations in financial markets, including in the prices of securities and other currencies, and a continued shortage of credit among certain firms, and considerable uncertainty in economic operations.

     In the Israel economy and in the Israel capital market, over the said period, similar signs were shown to those which appeared in the global markets, although it seems that the recovery signs in the Israeli economy are more definite. As from the second quarter of 2009, the recovery trend which was shown in most branches in the Israeli economy even increased.

     The economic situation in the markets and the recession in these markets are likely to have an effect on consumers' consumption habits in the
     Company's field of operations and the level of consumption. The Company operates to balance the distribution of the economic burden and the commercial risk between it and between its suppliers and customers by making demands on its suppliers to impose certain commercial conditions on the Company's engagement with it, which is similar to the commercial conditions that the customers demand from the Company. Correct as of the date of publishing this report, it is not possible to estimate whether the crisis in the financial markets has ended, what is the extent of the direct and indirect economic consequences in the world and in Israel, and what will be the results of these consequences - if any.

     As a result of the global recession, the Company has formulated an efficiency plan at the beginning of 2009. During the first quarter of 2010, the Company started a turnaround plan, as mentioned in clause 6.1 above.

10.  THE COMPANY'S INTERNAL AUDITOR

     There has been no change in the details in respect of the Internal Auditor, as presented in the periodic report for the year ended December 31, 2009.

     A report was presented and discussed in March on the subject of purchasing and raw and ancillary materials. On March 25, 2010 a discussion on the report by the Internal Auditor was held in the Audit Committee.

     Moreover, additional subjects that will be audited during the course of
     2010 are: (1) inventory of work in progress and the inventory of finished goods and (2) collections from customers. As of the time of this report, the Internal Auditor has begun the audit of those subjects.

                                     - 21 -

11.  THE PROCESS OF APPROVING THE INTERIM AND ANNUAL FINANCIAL STATEMENTS

     The Company's Board of Directors is the organ that discusses the quarterly and annual financial statements and approves it after the Balance Sheet
     Committee meets before the Board of Directors' meeting on the subject, examines the draft of the financial statements together with the Company's management and its auditors, and issues its recommendations.

     The following are details of the composition of the Balance Sheet
     Committee:

      NAME                          POSITION
      ----------------------------- ---------------------------
      Ya'akov Elinav (*)            External Director
      ----------------------------- ---------------------------
      Eli Admoni                    External Director
      ----------------------------- ---------------------------
      Shirit Kasher                 Director
      ----------------------------- ---------------------------
      Avi Ziegelman                 Director
      ----------------------------- ---------------------------

     (*) Mr. Ya'akov Elinav completed his period of office on July 15, 2010. The appointment of Mr. Aviram Lahav as an External Director will be presented to the general meeting of the Company's shareholders on August 26, 2010 for approval.

     The professional material which is brought for discussion to the Balance
     Sheet Committee and at the meeting of the Board of Directors, including the financial statements, are sent to the members of the Committee and to the members of the Board of Directors a reasonable time prior to convening the meetings. The members of the Board of Directors direct questions, should they deem it necessary, and request clarifications from the Company's CFO and/or the Company's CEO.

     During meetings of the Balance Sheet Committee and of the Board of
     Directors, the CFO reviews the main financial statements and the main topics in the financial reporting, as discussed in the Audit Committee.

     At meetings of the Board of Directors and of the Balance Sheet Committee,
     where the quarterly and annual financial statements are discussed, the
     Company's auditor is invited and is present, and reviews the main questions which arose during the review of the statements or the audit of these statements, whichever relevant, and is at the disposal of the members of the Balance Sheet Committee and Board of Directors for any questions and clarifications regarding the statements prior to their approval.

     On August 15, 2010, a meeting of the Balance Sheet Committee took place where the financial statements were discussed for the period ended June 30,
     2010. The following members participated in the meeting of the Board of
     Directors: Messrs Eli Admoni, Avi Ziegelman and Shirit Kasher.

12.  THE COMPANY'S PREPARATION ON THE SUBJECT OF THE EFFECTIVENESS OF THE
     INTERNAL CONTROLS ON FINANCIAL REPORTING AND DISCLOSURE

     On November 24, 2009, the Finance Committee of the Knesset approved the proposal of the Securities Authority to adopt regulations which deal with the internal control system on financial reporting and on disclosure of a corporation, so that they will supply a reasonable level of certainty regarding the reliability of the statements and their meeting the provisions of the law - Securities Regulations (Periodic and Immediate
     Report) (Amendment No. 3) - 2009 (hereinafter: "the Amendment"). The amendment was published in the Government Gazette in December 2009. The purpose of the regulations is to improve the quality of financial reporting and disclosures in reporting corporations through three maim elements:

                                     - 22 -

     a.   Issuing a Company's Board of Directors and Management Report relating to the implementation of the internal control on financial reporting and disclosure.

     b.   Providing personal declarations of the CEO and the most senior executive in the financial field of the Company, according to which, inter alia, in their opinion, the financial statements and other financial information which are included in the statements do not include any incorrect presentation of a significant fact and do not lack any presentation of a significant fact required in order for the presentations including in them not to be misleading and, in their opinion, the financial statements and other financial information included in the statements properly reflect, from all significant aspects the financial position, results of operations and cash flows of the Company, and that they evaluate the effectiveness of the internal control on the financial reporting and disclosure, to the extent that it relates to the financial statements and the other financial information which are included in the statements.

     c.   Adding to the periodic report and to the auditor's opinion regarding the effectiveness of the internal control on the financial reporting of the Company and relating to the significant weaknesses it discovered in this control.

     The starting time for these provisions will be for the period report as at
     December 31, 2010 (hereinafter: "the starting date"). Notwithstanding the aforesaid, according to the provisions of the regulations, during the period from the date of publishing the amendment until the starting date, the Board of Directors' report will be given details relating to the stages of the Corporation's preparedness and progress in implementing the provisions of the amendment (hereinafter: "implementing the project").

     Disclosure regarding the steps which the Company took to implement the project until the date of this report:

     The person responsible in the Company for implementing the project is Mr.
     Eran Rotem, the Company's CFO.

     We would note that by virtue of the Company being traded on a US stock exchange, it is subject to the provisions of the "Sarbanes-Oxley Act" (SOX)
     in general, including Section 302 relating to the examining the suitability and quality of the controls in the organization, Section 404 relating to the management's declaration and Section 906 which states the criminal liability for breaching the provisions of this Act. The main points of the
     Act relate to increasing reporting and disclosure, powers and obligations of the Audit Committee, managers' liability, enforcement, sanctions and penalties, and increasing the independence of external auditors.

     In order to report on internal controls, the Company took the following steps:

     a.   The main processes in financial reporting and disclosure were mapped and the existing controls and related procedures were documented.

     b.   The risks in financial reporting and disclosures were identified, while identifying the significant control procedures which give a response to these risks.

     c.   Differences between existing controls and the desirable controls were mapped and solutions were determined for their amendment.

                                     - 23 -

     Out of the total processes which were mapped, the processes which were defined as very significant for financial reporting and disclosure are:

     1.   The process of closing the financial statements

     2.   ELC - Entity Level Control - controls over the organizational level

     3.   ITGC - Controls over the information systems

     4.   Revenues process

     5.   Purchasing process

     6.   Inventory process

     During the years 2007-2009 during which the above activities were carried out, a weakness was found in the controls in connection with the process of closing the financial statements, as a result of the cut-off in recording expenses from purchasing products of a subsidiary. The error was amended retrospectively in the statements for the period of three months which ended March 31, 2009. As a result of this error, the Company increased its internal control system connected with supervising the reporting received from subsidiaries.

13.  CRITICAL ACCOUNTING ESTIMATES

     In the preparation of the financial statements in accordance with the IFRS standards, the Company's management is required use estimates and to make assumptions in respect of transactions or matters, whose impact on the financial statements cannot be accurately determined at the time of their preparation. The estimates and the judgments are tested continually and are based on past experience and on other factors, including expectations in relation to future events, which are considered to be reasonable in the light of the existing circumstances.

     The Company determines estimates and assumptions in respect of the future.
     By the very nature of things, it is rare for the accounting estimates that are made to be identical to the actual results. The estimates and assumption in respect of which significant risk exists of the need to make significant adjustments to the carrying values in the accounting records in respect of assets and liabilities in the course of the following financial year are detailed in Note 2 b to the consolidated financial statements, which are included in the periodic report for the year 2009.

       -------------------------                   -------------------------
       -------------------------                   -------------------------
             ARNON TIEBERG                               AMIT MERIDOR -
          CHAIRMAN OF THE BOARD                              CEO

                             MISGAV, AUGUST 17, 2010

                                     - 24 -

                                   TEFRON LTD

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2010

                                    UNAUDITED

                                   TEFRON LTD

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2010

                                    UNAUDITED

                                    CONTENTS

                                                                           PAGE

Review of the interim consolidated financial statements                     F-1

Consolidated statements of financial position                               F-2

Consolidated statements of income                                           F-3

Consolidated statement of comprehensive income                              F-4

Consolidated statements of changes in shareholders' equity                F-5-F-6

Consolidated statements of cash flows                                     F-7-F-8

Notes to the interim consolidated financial statements                    F-9-F-22

                                  ERNST & YOUNG
                          KOST FORER GABBAY & KASIERER

        REVIEW REPORT OF THE AUDITORS TO THE SHAREHOLDERS OF TEFRON LTD.

PREFACE

We have reviewed the attached financial information of Tefron Ltd. and its subsidiaries (hereinafter - the Group) which includes the condensed consolidated balance sheet as of June 30, 2010 and the condensed consolidated statements of income, comprehensive income, changes in shareholders equity and cash flows for the periods of six months and three months then ended. The Board of Directors and Management are responsible for the preparation and presentation of the financial information for these interim periods in accordance with International
Accounting Standard IAS 34 - "Financial Reporting for Interim Periods", and they are responsible and they are responsible for the preparation of financial information for these interim periods under Chapter D' of the Securities
Regulations (Periodic and Immediate Reports) - 1970. Our responsibility is to express a conclusion on the financial information for these interim periods, based on our review.

SCOPE OF THE REVIEW

We performed our review in accordance with Review Standard 1 of the Institute of
Certified Public Accountants in Israel "Review of Financial Information for
Interim Periods Prepared by the Entity's Auditor". A review of financial information for interim periods comprises clarifications, mainly with the people responsible for financial and accounting matters, and applying other analytical review procedures. A review is considerably more limited in scope than an audit carried out in accordance with generally accepted auditing standards in Israel, and therefore does not enable us to achieve with sufficient certainty that we will be aware of all significant matters which could have been identified in an audit. Consequently we are not expressing an opinion of an audit.

CONCLUSION

Based on our review, we are not aware of any fact which would cause us to think that the above financial information has not been prepared, in all significant aspects, in accordance with International Accounting Standard IAS 34.

In addition to the aforesaid in the previous paragraph, based on our review, we are not aware of anything which could cause us to think that the above financial information does not meet, from all significant aspects, the disclosure provisions under Chapter D of the Securities Regulations (Periodic and
Immediate Reports) - 1970.

Without qualifying our above conclusions, we direct attention to Note 1c of the financial statements, regarding the Company's business and losses and to Note 4 of the financial statements regarding significant events during the period of report which include, INTER ALIA, a financing arrangement with the banks. The
Company's ability to meet its financial obligations is conditional on meeting new financial covenants during 2010 as set forth in Note 4. In addition we direct attention to Note 1 the turnaround plan that the Company is implementing, and in the opinion of the Company's Management and Board of Directors, there are good chances improvements in its framework.

Haifa,                                      KOST, FORER, GABBAY & KASIERER
August 17, 2010                               CERTIFIED PUBLIC ACCOUNTANTS

                                      F - 1

                                                                      TEFRON LTD
CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                                                                              AS OF
                                                                                                             DECEMBER
                                                                               AS OF JUNE 30,                   31,
                                                                         ---------------------------         ---------
                                                                           2010               2009              2009
                                                                         ---------         ---------         ---------
                                                                                       $ IN THOUSANDS
                                                                         ---------------------------------------------

ASSETS

CURRENT ASSETS

Cash and cash equivalents                                                $     439         $     837         $   1,904
Short-term investments                                                         700             1,188               737
Trade receivables, net                                                      13,634            24,123            14,597
Other current assets                                                         2,865             3,616             2,892
Inventories                                                                 18,451            21,452            19,778
                                                                         ---------         ---------         ---------
                                                                            36,089            51,216            39,908
                                                                         ---------         ---------         ---------

NON-CURRENT ASSETS

Deferred taxes, net                                                          1,181             2,100             1,409
Property, plant and equipment, net                                          53,446            60,643            56,920
Goodwill and other intangible assets, net                                      757             1,710               960
                                                                         ---------         ---------         ---------

                                                                            55,384            64,453            59,289
                                                                         ---------         ---------         ---------
                                                                         $  91,473         $ 115,669         $  99,197
                                                                         =========         =========         =========
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Short-term loans (including current portion of long term - loans)        $   4,760         $  25,259         $  25,847
Trade payables                                                              14,048            16,875            15,042
Other current liabilities                                                    4,199             5,619             5,666
                                                                         ---------         ---------         ---------
                                                                            23,007            47,753            46,555
                                                                         =========         =========         =========

NON-CURRENT LIABILITIES

Long-term loans                                                             19,802                 -                 -
Employee benefits, net                                                         430             1,550               729
Deferred taxes, net                                                          1,053             1,166             3,080
Other non-current liabilities                                                1,233             5,429             1,838
                                                                         ---------         ---------         ---------
                                                                            22,518             8,145             5,647
                                                                         ---------         ---------         ---------

EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT

Share capital                                                               10,351             7,518             7,518
Additional paid-in capital                                                 108,852           107,460           107,522
Accumulated deficit                                                        (65,915)          (48,214)          (60,666)
Treasury shares                                                             (7,408)           (7,408)           (7,408)
Other capital reserves                                                          68               415                29
                                                                         ---------         ---------         ---------

TOTAL                                                                       45,948            59,771            46,995
                                                                         ---------         ---------         ---------

                                                                         $  91,473         $ 115,669         $  99,197
                                                                         =========         =========         =========

           THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE INTERIM
                       CONSOLIDATED FINANCIAL STATEMENTS

                                      F - 2

                                                                      TEFRON LTD
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                 SIX MONTHS ENDED                 THREE MONTHS ENDED              YEAR ENDED
                                                     JUNE 30,                            JUNE 30,                 DECEMBER 31
                                           ---------------------------         ---------------------------         ---------
                                              2010             2009              2010              2009               2009
                                           ---------         ---------         ---------         ---------         ---------
                                                                      UNAUDITED                                     AUDITED
                                           ---------------------------------------------------------------         ---------
                                                                          IN DOLLARS THOUSANDS
                                           ---------------------------------------------------------------------------------
                                                                      (EXCLUDING LOSS PER SHARE)
                                           ---------------------------------------------------------------------------------

Sales                                      $  50,719         $  72,245         $  24,946         $  25,260         $ 115,538
Cost of sales                                 48,159            68,360            23,330            26,840           119,339
                                           ---------         ---------         ---------         ---------         ---------

Gross profit (loss)                            2,560             3,885             1,616            (1,560)           (3,801)

Selling and marketing expenses                 6,596             7,787             2,951             3,280            13,842
General and administrative expenses            1,798             2,093               924               802             3,779
Other revenues                                     -                 -                 -                 -              (496)
                                           ---------         ---------         ---------         ---------         ---------

Operating loss                                (5,834)           (5,995)           (2,259)           (5,662)          (20,926)
                                           ---------         ---------         ---------         ---------         ---------

Loss from the early repayment of a
   subordinated note receivable                    -                 -                 -                 -            (1,285)
Financial income                                 271             2,155               271               332             1,747
Financing expenses                            (1,179)           (2,095)             (641)             (766)           (2,259)
                                           ---------         ---------         ---------         ---------         ---------

Financial income (expenses), net                (908)               60              (370)             (434)             (512)
                                           =========         =========         =========         =========         =========

Loss before taxes on income                   (6,742)           (5,935)           (2,629)           (6,096)          (22,723)
Tax benefit                                    1,493             1,460               634             1,476             5,330
                                           ---------         ---------         ---------         ---------         ---------

Loss                                       $  (5,249)        $  (4,475)        $  (1,995)        $  (4,620)        $ (17,393)
                                           =========         =========         =========         =========         =========

Basic and diluted loss                     $    (2.0)        $    (2.1)        $    (0.6)        $    (2.2)        $    (8.1)
                                           =========         =========         =========         =========         =========

           THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE INTERIM
                       CONSOLIDATED FINANCIAL STATEMENTS

                                      F - 3

                                                                      TEFRON LTD
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

                                                             SIX MONTHS ENDED                THREE MONTHS ENDED             YEAR ENDED
                                                                 JUNE 30,                          JUNE 30,                DECEMBER 31
                                                         -------------------------         -------------------------         --------
                                                           2010              2009            2010             2009             2009
                                                         --------         --------         --------         --------         --------
                                                                                  UNAUDITED                                   AUDITED
                                                         -----------------------------------------------------------         --------
                                                                                     IN DOLLARS THOUSANDS
                                                         ----------------------------------------------------------------------------

Net loss for the period                                  $ (5,249)        $ (4,475)        $ (1,995)        $ (4,620)        $(17,393)
                                                         --------         --------         --------         --------         --------

Other comprehensive loss
   (net of the tax effect):

   Realized loss (gain) on cash flow hedges, net             (115)             (23)             100               21              (23)

  Unrealized gain from cash flow hedges, net                    -               74                -              586              115

Unrealized loss on available for sale secuReities             (36)             341              (36)              39              (86)

Actuarial loss due to defined benefit program                   -                -                -                -              466
                                                         --------         --------         --------         --------         --------

Total other comprehensive income (loss), net                 (151)             392               64              646              472
                                                         --------         --------         --------         --------         --------

Total comprehensive loss relating to the
   Company' shareholders                                 $ (5,400)        $ (4,083)        $ (1,931)        $ (3,974)        $(16,921)
                                                         ========         ========         ========         ========         ========

           THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE INTERIM
                       CONSOLIDATED FINANCIAL STATEMENTS

                                      F - 4

                                                                      TEFRON LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                        ATTRIBUTE TO EQUITY HOLDERS OF THE PARENT
                                                                        -------------------------------------------------------------------------------------------------------------
                                                                                                                                                               CAPITAL
                                                                                                                                                              RESERVE FOR
                                                                                                                                                CAPITAL      TRANSACTIONS
                                                                                     ADDITIONAL                               CAPITAL RESERVE  RESERVE FOR       WITH A
                                                                                      PAID-IN     ACCUMULATED     TREASURY     FOR AVAILABLE    CASH FLOW      CONTROLLING     TOTAL
                                                                     SHARE CAPITAL    CAPITAL       DEFICIT        SHARES         FOR SALE       HEDGES        SHAREHOLDER    EQUITY
                                                                        -------       -------       -------        -------        -------        -------        -------       -------
                                                                                                                      DOLLARS THOUSANDS
                                                                        -------------------------------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1, 2010 (AUDITED)                                   7,518       107,522       (60,666)        (7,408)           (86)           115              -        46,995

Total comprehensive loss                                                      -             -        (5,249)             -            (36)          (115)             -        (5,400)

Share-based payment to employees                                              -           350             -              -              -              -              -           350

Rights offering (less issue expenses net of $187 thousand)                2,833           980             -              -              -              -              -         3,813

Capital benefit from a transaction with a controlling shareholder             -             -             -              -              -              -            190           190
                                                                        -------       -------       -------        -------        -------        -------        -------       -------

BALANCE AS OF JUNE 30, 2010 (UNAUDITED)                                  10,351       108,852       (65,915)        (7,408)          (122)             -            190        45,948
                                                                        =======       =======       =======        =======        =======        =======        =======       =======

           THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE INTERIM
                       CONSOLIDATED FINANCIAL STATEMENTS

                                      F - 5

                                                                      TEFRON LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                        ATTRIBUTE TO EQUITY HOLDERS OF THE PARENT
                                                             -------------------------------------------------------------------------------------------------------------
                                                                                                                      CAPITAL
                                                                          ADDITIONAL                                 RESERVE FOR                 OPTIONS FOR
                                                                           PAID-IN    ACCUMULATED      TREASURY        HEDGING                   SHARES IN A        TOTAL
                                                          SHARE CAPITAL    CAPITAL       DEFICIT        SHARES      TRANSACTIONS      TOTAL      SUBSIDIARY        CAPITAL
                                                             -------       -------       -------        -------        -------       -------        -------        -------
                                                                                                                AUDITED
                                                             -------------------------------------------------------------------------------------------------------------
                                                                                                           DOLLARS THOUSANDS
                                                             -------------------------------------------------------------------------------------------------------------

Balance as of January 1, 2009 (audited)                        7,518       107,104       (43,739)        (7,408)            23        63,498            247         63,745
Total comprehensive income (loss)                                  -             -        (4,475)             -            392        (4,083)             -         (4,083)
Share-based payment                                                -           356             -              -              -           356              -            356
Cancellation of options to an employee in a subsidiary             -             -             -              -              -             -           (247)          (247)
                                                             -------       -------       -------        -------        -------       -------        -------        -------

Balance as of June 30, 2009 (unaudited)                        7,518       107,460       (48,214)        (7,408)           415        59,771              -         59,771
                                                             =======       =======       =======        =======        =======       =======        =======        =======

                                                                                         ATTRIBUTE TO EQUITY HOLDERS OF THE PARENT
                                              -------------------------------------------------------------------------------------------------------------
                                                                                                       CAPITAL                       CAPITAL
                                                                                                      RESERVE FOR                   RESERVE FOR
                                                                                                      FINANCIAL        CAPITAL     TRANSACTIONS
                                                          ADDITIONAL                                   ASSETS        RESERVE FOR       WITH
                                               SHARE       PAID-IN      ACCUMULATED     TREASURY     AVAILABLE FOR     HEDGING      CONTROLLING
                                              CAPITAL      CAPITAL        DEFICIT        SHARES         SALE         TRANSACTIONS  SHARE-HOLDERS TOTAL CAPITAL
                                              -------       -------       -------        -------        -------        -------        -------       -------
                                                                                            DOLLARS THOUSANDS
                                              -------------------------------------------------------------------------------------------------------------

Balance as of April 1, 2010 (Unaudited)        10,351       108,782       (63,920)        (7,408)           (86)          (100)           190        47,809
Total comprehensive income (loss)                   -             -        (1,995)             -            (36)           100              -        (1,931)
Share-based payment                                 -            70             -              -              -              -              -            70
                                              -------       -------       -------        -------        -------        -------        -------       -------

Balance as of June 30, 2010 (Unaudited)        10,351       108,852       (65,915)        (7,408)          (122)             -            190        45,948
                                              =======       =======       =======        =======        =======        =======        =======       =======

           THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE INTERIM
                       CONSOLIDATED FINANCIAL STATEMENTS

                                      F - 6

                                                                      TEFRON LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                   ATTRIBUTE TO EQUITY HOLDERS OF THE PARENT
                                                             ---------------------------------------------------------------------------------------------------------------------
                                                                           ADDITIONAL                                                                    OPTIONS FOR
                                                                            PAID-IN      ACCUMULATED       TREASURY     OTHER CAPITAL                    SHARES IN A
                                                          SHARE CAPITAL     CAPITAL        DEFICIT          SHARES         RESERVES        TOTAL         SUBSIDIARY     TOTAL EQUITY
                                                             --------       --------       --------        --------        --------       --------        --------        --------
                                                                                                            DOLLARS THOUSANDS
                                                             ---------------------------------------------------------------------------------------------------------------------

Balance as of April 1, 2009 (audited)                           7,518        107,161        (43,594)         (7,408)            231         63,446             247          63,693
Total comprehensive income (loss)                                   -              -         (4,620)              -             646         (3,974)              -          (3,974)
Share-based payment                                                 -            299              -               -               -            299               -             299
Cancellation of options to an employee in a subsidiary              -              -              -               -               -              -            (247)           (247)
                                                             --------       --------       --------        --------        --------       --------        --------        --------

Balance as of June 30, 2009 (unaudited)                         7,518        107,460        (48,214)         (7,408)            415         59,771               -          59,771
                                                             ========       ========       ========        ========        ========       ========        ========        ========

                                                                                                     RELATING TO THE COMPANY'S SHAREHOLDERS
                                                             ----------------------------------------------------------------------------------------------------------------------------
                                                                                                                     CAPITAL
                                                                                                                   RESERVE FOR
                                                                                                                     FINANCIAL       CAPITAL
                                                                          ADDITIONAL                                   ASSETS       RESERVE FOR                 OPTIONS FOR
                                                                           PAID-IN     ACCUMULATED     TREASURY    AVAILABLE FOR      HEDGING                   SHARES IN A         TOTAL
                                                          SHARE CAPITAL    CAPITAL       DEFICIT        SHARES          SALE       TRANSACTIONS      TOTAL      SUBSIDIARY         EQUITY
                                                             -------       -------       -------        -------        -------        -------       -------        -------        -------
                                                                                                                     AUDITED
                                                             ----------------------------------------------------------------------------------------------------------------------------
                                                                                                                DOLLARS THOUSANDS
                                                             ----------------------------------------------------------------------------------------------------------------------------

Balance as of April 1, 2009 (audited)                          7,518       107,104       (43,739)         7,408              -             23        63,498            247         63,745
Total comprehensive income (loss)                                  -             -       (16,927)             -            (86)            92       (16,921)             -        (16,921)
Share-based payment                                                -           171             -              -              -              -           171              -            171
Cancellation of options to an employee in a subsidiary             -           247             -              -              -              -           247           (247)             -
                                                             -------       -------       -------        -------        -------        -------       -------        -------        -------

Balance as of June 30, 2009 (unaudited)                        7,518       107,460       (60,666)        (7,408)           (86)           115        46,995              -         46,995
                                                             =======       =======       =======        =======        =======        =======       =======        =======        =======

           THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE INTERIM
                       CONSOLIDATED FINANCIAL STATEMENTS

                                      F - 7

                                                                      TEFRON LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                                                      FOR THE YEAR
                                                               FOR THE SIX MONTHS            FOR THE THREE MONTHS         ENDED
                                                                  ENDED JUNE 30,                ENDED JUNE 30,         DECEMBER 31
                                                              ----------------------        ---------------------        -------
                                                                2010          2009            2010           2009          2009
                                                              -------        -------        -------        -------        -------
                                                                                    UNAUDITED                             AUDITED
                                                              ----------------------------------------------------        -------
                                                                                     IN DOLLARS THOUSANDS
                                                              -------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

Loss                                                           (5,249)        (4,475)        (1,995)        (4,620)       (17,393)

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:

Adjustments to the profit or loss items:
Depreciation of fixed assets and intangible assets              4,541          4,481          2,201          2,268          9,256
 Impairment (reversal of impairment) of property, plant
 and equipment and intangible assets                                -              -              -              -           (496)
Inventories wReite-off                                            666            860            369            380          2,808
Extinguishment of contingent consideration (A)                      -              -              -              -           (399)
Share-based payments                                              140            109             70             52            171
Loss (gain) on sale of property, plant and equipment              (31)           (17)           (27)             -            (17)
Deferred taxes, net                                            (1,619)        (1,468)          (634)        (1,259)        (5,364)
Change in liabilities for benefits to employees, net             (299)          (619)          (218)           137           (850)
Loss from early repayment of a subordinated bond                    -              -              -              -          1,285
Taxes on income                                                    83            638             51            399          1,427
Financing expenses                                                543            307            406             51            723
                                                              -------        -------        -------        -------        -------
                                                                4,024          4,291          2,218          2,028          8,544
                                                              -------        -------        -------        -------        -------

CHANGES IN ITEMS OF ASSETS AND LIABILITIES:
Decrease (increase) in trade receivables                          963           (677)         1,340          6,472          8,849
Decrease (increase) in other receivables                          (79)         1,499            215          1,000          1,497
Decrease in inventory                                             660          9,813          2,527          4,194          9,730
Decrease in trade payables                                       (994)        (8,292)        (4,167)        (7,894)       (10,125)
Decrease in other payables                                     (2,888)        (2,160)        (1,374)        (1,061)          (428)
                                                              -------        -------        -------        -------        -------
                                                               (2,338)           183         (1,459)         2,711          9,523
                                                              -------        -------        -------        -------        -------

CASH PAID AND RECEIVED DURING THE YEAR FOR:
Interest paid                                                    (543)          (245)          (406)           (20)          (878)
Interest received                                                   -             32              -             16            155
Taxes paid                                                        (83)          (638)           (51)          (399)        (1,427)
                                                              -------        -------        -------        -------        -------
                                                                 (626)          (851)          (457)          (403)        (2,150)
                                                              -------        -------        -------        -------        -------

Net cash used for operating activities of the Company          (4,189)          (852)        (1,693)          (284)        (1,476)
                                                              =======        =======        =======        =======        =======

           THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE INTERIM
                       CONSOLIDATED FINANCIAL STATEMENTS

                                      F - 8

                                                                      TEFRON LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                                                        FOR THE YEAR
                                                                FOR THE SIX MONTHS            FOR THE SIX MONTHS           ENDED
                                                                  ENDED JUNE 30,                ENDED JUNE 30,          DECEMBER 31
                                                              ----------------------        ----------------------        -------
                                                                2010          2009            2010           2009           2009
                                                              -------        -------        -------        -------        -------
                                                                                    UNAUDITED                             AUDITED
                                                              ----------------------------------------------------        -------
                                                                                     IN DOLLARS THOUSANDS
                                                              -------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of fixed assets                                       (41)          (305)           (19)           (73)          (611)
Acquisition of intangible assets                                   (2)           (40)            (1)           (14)           (75)
Pending consideration paid                                          -              -              -              -           (271)
Proceeds from realizing fixed assets                               41             18             37              -             18
Proceeds from early repayment of a subordinate bond                 -              -              -              -          1,715
                                                              -------        -------        -------        -------        -------

Net cash provided by (used for) investing activities               (2)          (327)            17            (87)           776
                                                              -------        -------        -------        -------        -------

CASH FLOWS FROM FINANCING ACTIVITIES

Purchase of property, plant and equipment                      (9,486)         2,526          1,789          2,035          4,923
Repayment of long-term loans                                  (11,601)        (2,076)             -         (1,038)        (3,885)
Receipt of long-term loans                                     20,000              -              -              -              -
Proceeds from the issue of rights, net                          3,813              -              -              -              -
                                                              -------        -------        -------        -------        -------

Net cash provided by (used for) financing activities            2,726            450          1,789            997          1,038
                                                              =======        =======        =======        =======        =======

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               (1,465)          (729)           113            626            338
BALANCE OF CASH AND CASH EQUIVALENTS AT BEG. OF YEAR            1,904          1,566            326            211          1,566
                                                              -------        -------        -------        -------        -------
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR               439            837            439            837          1,904
                                                              -------        -------        -------        -------        -------

(A) SIGNIFICANT NON CASH TRANSACTIONS

     Extinguishment of contingent consideration against
     goodwill                                                       -              -              -              -            344
                                                              =======        =======        =======        =======        =======
     Granting of options in the framework of
     rescheduling of loans                                        210              -              -              -              -
                                                              =======        =======        =======        =======        =======

           THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE INTERIM
                       CONSOLIDATED FINANCIAL STATEMENTS

                                      F - 9

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - GENERAL

     a.   These financial statements were prepared in a condensed format, as of
          June 30, 2010 and for the period of six months then ended (hereinafter
          - Interim Consolidated Financial Statements). These statements should be studied in conjunction with the Company's annual financial statements as of December 31, 2009 and for the year then ended, and the notes accompanying them (hereinafter - Annual Financial
          Statements).

     b.   During the fourth quarter, the Company started a turnaround program to improve its business results (hereinafter: "the turnaround program").
          Correct as of signing this report, operating improvements occurred on the production floor, such as: a shortening of leased time to customers and a decrease in waste during the production process, a decline in the costs basis of the Company; such as: in the manpower clause, rent and transportation. In the opinion of the Company's Board of Directors, there are good chances to have improvements in the framework of the turnaround program.

     c.   The Company had losses of $ 5,249 thousand for the six months period ended June 30, 2010. Moreover, during the six months period ended June
          30, 2010, the Company had negative cash flows from operating activities of $ 4,189 thousand.

          Due to the global economic crisis, the decline in demand and the continued accumulation of considerable losses, the Company requires additional financing sources. During March 2010, through an issue of rights to shareholders and a private placement as mentioned in Note
          4c, the Company raised a gross total of $ 4 million. In addition, on
          March 2, 2010, the Company signed an agreement with the banks regarding the reorganization of credit lines and new undertakings to the banks, as detailed in Note 4b. Furthermore, the Company is examining off-bank financing possibilities such as the start of working with factoring companies enabling obtaining advance of payments from customers. It is uncertain that the Company will succeed to come to an agreement and start work with these factoring companies

NOTE 2 - SIGNIFICANT ACCOUNTING PRINCIPLES

FORM OF PREPARATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements are prepared in accordance with the generally accepted accounting principles for the preparation of financial statements for interim periods, as set forth in International Accounting
Standard 34 - Financial Reporting for Interim Periods, and according to the provisions of the pronouncement according to Chapter D of the SecuReities
Regulations (Periodic and Immediate Report) - 1970.

The significant accounting principles and method of calculation, implemented in the preparation of the interim consolidated financial statements, are consistent with those implemented in the preparation of the annual financial statements, excluding the following:

                                     F - 10

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

IAS 36 - IMPAIRMENT IN VALUE OF ASSETS

The amendment to IAS 36 (hereinafter - the amendment) what the accounting unit is, which requires goodwill to be allocated to it, in order to examine an impairment in value of goodwill. According to amendment, the largest unit possible full allocating goodwill purchased in the business combination is the operating segment as defined in IFRS 8 - operating segments, prior to consolidate and import reporting purposes. The amendment is applied `as from the financial statements for periods starting January 1, 2010.

The amendment did not have a significant effect on the Company's financial position, results operations and cash flows.

IAS 17 - LEASING

According to the amendment to IAS 17 the specific directive regarding the method of classifying leasing of land in an operative or financial leasing was cancelled. Accordingly, there is no longer a demand to classify leasing of land as an operative leasing. In every case in which the ownership is not expected to be transferred to the lessee at the end of the lease period, that the classification of leasing of land must be examined in accordance with the general directives appearing in IAS 17 which relate to the classification of operative leasing pool with financial leasing from the date of signing the original agreement with the Israel Lands Administration, while considering that land generally has a infinite economic life span. Therefore the leasing of land from the Israel Lands Administration will be examined while making a comparison between the present value of the amount recorded as prepaid expenses for the operative leasing and the fair value of the land.

The amendment did not have an effect on the Company's financial position, results of operations and cash flows.

FORM OF PREPARATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS (contd.)

The Group does not recognize assets and liabilities for future payments which will apply on exersizing the option to extend the leasing period, as these payments will be based on the fair value of the land on future realization and which comprise contingent leasing fees, which in accordance with IAS 17 should not be taken into account.

DISCLOSURE TO NEW IFRS STANDARDS DURING THE PERIOD PRIOR TO ITS IMPLEMENTATION

IFRS 9 - FINANCIAL INSTRUMENTS

In November 2009, IFRS 9 - Financial Instruments, was published, which is the first stage of the project of replacing IAS 39 - Financial Instruments:
Recognition and Measurement. IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to the financial assets on which
IAS 39 applies.

                                     F - 11

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The Standard stipulates that at the time of first recognition all financial assets (including hybrid instruments in which the hosting contract is a financial asset) will be measured at fair value. During subsequent periods, the debt instrument must be measured at reduced cost only if both following conditions exist:

-    The asset is held in the framework of a business model, whose purpose is to hold assets so as to collect the contractual cash flows resulting from them.

-    According to the contractual terms of the financial asset, the Company may, on certain dates, receive cash flows comprising only payments of principal and payments of interest on the on the balance of the principal.

The subsequent measurement of all the other debt instruments and other financial asset instruments will be at fair value.

Financial assets which are capital instruments will be measured during subsequent periods at fair value, and the differences will be recorded to the statement of income or to other comprehensive income (loss), according to the choice of the accounting principles regarding every single instrument. If this relates to capital instruments held for trading purposes, it is compulsory to measure them at fair value through the statement of income. The choice is final and cannot be changed. Nevertheless, when a company changes its business model to manage financial assets, it must reclassify all the financial instruments affected from the change in the business model so as to reflect this change. In all the other circumstances, no reclassification of financial instruments must be made.

The date of the start of the Standard is January 1, 2013. Earlier implementation is possible. First implementation will be done retrospectively by restating the comparative figures, subject to certain exemptions mentioned in the Standard.

The Company is examining the possible effect of the new standard, although it will is not able, at this stage, to estimate its effect, if any, on the financial statements.

                                     F - 12

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

DISCLOSURE TO NEW IFRS STANDARDS DURING THE PERIOD PRIOR TO ITS IMPLEMENTATION
(contd.)

IFRS 7 - FINANCIAL INSTRUMENTS: DISCLOSURE

The amendment to IFRS 7 clarifies the disclosure requirements in the Standard.
In accordance with the Standard, the connection between the quantitative and qualitative clarifications and the nature and level of risks stemming from financial instruments is emphasized. Disclosure requirements were minimized regarding guarantees that the Company holds and the demands for disclosure regarding cred I it risks were amended. The amendment will be implemented retrospectively starting from the financial statements for the periods starting
January 1, 2011 - earlier implementation is possible.

I In the Company's opinion, the amendment is not expected to have a significant effect on the disclosure on the financial statements in the financial statements.

IAS 1 - PRESENTATION OF THE FINANCIAL STATEMENTS

According to the amendment, it is possible to present the movement between the opening balance and the closing balance for every component of other comprehensive income in the statement of changes in capital or in the context of the notes to the annual financial statements. . The amendment will be implemented retrospectively starting from the financial statements for the periods starting January 1, 2011 - earlier implementation is possible.

The amendment is not expected to have a significant effect on the Company's financial statements.

NOTE 3 - SEASONALITY

The Company's intimate apparel and active wear products are not affected by seasonality. In the swimwear products, most of the Company's sales are carried during the months of December to May. The results of operations should be studied considering this seasonality.

NOTE 4 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT

A.   THE APPOINTMENT OF A NEW CEO

     1.   On January 17, 2010, the Company Board of Directors approved the
          Company's engagement in the employment contract with the Company incoming CEO, Mr. Amit Meridor, as from January 21, 2010.

                                     F - 13

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT (CONTD.)

A.   THE APPOINTMENT OF A NEW CEO (CONTD.)

     2.   SHARE-BASED PAYMENT COST

          On January 17, 2010, the Company's Board of Directors approved, further to the approval of the Company's Audit Committee, a grant of
          100,000 option warrants which can be exercised to 100,000 ordinary shares of NIS 10 par value each to the Company's CEO. The allotment of the option warrants to the CEO was done in accordance with the options plan for the Company's employees, officers and consultants, which was approved by the Company's Board of Directors in September 1997 and as
          amended in January 2003. The entitlement to exercise the options occurs over a three-year period from the date of the start of the employment of the CEO and expires ten years after the granting. The market value of the Company's share on the date of granting was 4.0 dollars. The exercise price of the option warrants was set at an amount of 3.80 dollars; therefore, during the period of report, the
          Company recorded expenses of 23 thousand dollars which are presented in general and administrative expenses.

          The following are data used for measuring the fair value of the options per shares:

          Dividend yield for the share (%)                              0.0
          Expected fluctuations in the share prices (%)                 53.2
          Rate of interest without risk (%)                             2.6
          The forecasted lifespan of the options for shares (years)     6
          will Weighted average of the share prices (dollars)           5.1

B.   FINAL AGREEMENT WITH THE BANKS THAT FINANCE THE COMPANY RELATING TO THE
     COMPANY'S CREDIT LINES

     On March 2, 2010, the Company signed a final agreement with the banks which includes a reorganization of the credit financing that the banks provide in favor of the Company. The Company implemented the provisions of IAS 39
     (while examining the quantitative and qualitative cReiteria) and handled it in the new arrangement as a non significant change of conditions

     The following is a summary of the main provisions of the signed agreement:

     The credit framework which will be provided in favor of the Company will be divided into the following loans and credit lines:

     1.   LOAN A'

          The principal of Loan A' will be for a total amount of $15,000,000 will be provided by the banks for a ten-year period. The interest on
          Loan A' will be paid quarterly and the principal of Loan A' will be repaid in three equal installments of $1,250,000 each, as from the end of the seventh, eighth, and ninth year after the date of providing the loan.

          The balance of $11,250,000 will be repaid at the end of the tenth year after the date of providing Loan A, pro rata between the banks.

                                     F - 14

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT (CONTD.)

B.   FINAL AGREEMENT WITH THE BANKS THAT FINANCE THE COMPANY RELATING TO THE
     COMPANY'S CREDIT LINES (CONTD.)

     1.   LOAN A' (contd.)

          EARLY REPAYMENT OF LOAN A'

          The Company will make an early repayment of the unpaid balance of Loan
          A', fully or partly, in those cases conditions and dates as detailed below:

          (1)  Future raising of capital - in every case where the Company will raise capital, then a total comprising 50% (fifty percent) of the net consideration from raising of capital will be used make an early repayment.

          (2)  Sale of assets - in every case where the Company will sell an asset, not in the normal course of business, then the full net consideration from the sale of the asset will be used to make an early repayment.

          (3)  Surplus cash flows - in every case where the total surplus cash flows, according to the financial statements, will exceed an amount set at 8,000,000 dollars, then the total comprising 50% of the difference between the surplus cash flows and the said total will be used to make an early repayment, according to the
               determining ratio, on account of the last payment of Loan A'.

          "Surplus cash flows" - the Company's total EBITDA according to the financial statements, in every calendar year, less: (a) total interest costs of the companies for that calendar year; and (b) the total investment that the Company made in the framework of its operations and the current maintenance for that calendar year (hereinafter:
          "current investments"). The companies will make current investments, including in the normal course of business, of an annual accumulated amount, for every company, exceeding $2,000 thousand.

     2.   LOAN B'

          The principal of Loan B' will be a total amount of $5,000,000 which will be provided by the banks for a six-year period. The interest will be paid quarterly and the principal will be repaid in four equal installments of $1,250,000, each, at the end of each of the second, third, fourth, fifth, and sixth years after the provision of Loan B'
          by the banks.

     3.   SHORT-TERM FRAMEWORKS (IN ADDITION TO LOANS A' AND B')

          The banks will provide the Company with short-term credit frameworks of up to a year for a total amount of $8,950,000, under the following conditions:

                                     F - 15

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT (CONTD.)

B.   FINAL AGREEMENT WITH THE BANKS THAT FINANCE THE COMPANY RELATING TO THE
     COMPANY'S CREDIT LINES (CONTD.)

     4.   INFUSION OF CAPITAL

          The Company undertook to make an issue of rights and/or a private placement of shares, in the framework of which an amount of not less than $4,000,000 (less expenses) will be invested in the Company's shareholders' equity, and this by June 30, 2010.

          Correct as of March 28, 2010, the Company completed the issue of rights and a private placement to Norfet and/or anyone on its behalf, in the framework of which it raised $4 million.

     5.   PROVIDING ADDITIONAL CREDIT FRAMEWORKS

          Subject to completing the infusion of capital, fully and in due time, the banks will provide the Company with additional short-term credit lines for a total amount of $1,800,000.

     6.   ADDITIONAL UNDERTAKINGS

          In addition to the collateral and the undertakings in the agreement, the Company undertook, inter alia, that as long as Loan A' and Loan B'
          have not yet fully repaid to the banks, it will not pay nor undertake to pay any dividends to its shareholders without the banks' prior written agreements.

          CAPITAL BENEFIT

          The Company undertook to allot to the banks, gratis, not later than the end of 30 days from the date of signing the agreement a total quantity of 100,000 option which can be exercised to 100,000 ordinary shares of NIS 10 par value each of the Company, against a payment of an exercise price of $4.50 for every share. The options can be exercised (fully or partly) for a 48-month period from the date of signing the agreement. A benefit of $ 210 dollars was presented in the financial statements. On August 17, 2010, the allotment of the options, as mentioned above.

          FINANCIAL COVENANTS

          The banks gave their consent not to activate their rights vis-a-vis the Company due to the Company's expectation not to meet the financial covenants that it undertook to meet in 2009, according to Tefron's financial statements of December 31, 2009 only.

                                     F - 16

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT (CONTD.)

B.   FINAL AGREEMENT WITH THE BANKS WHICH FINANCE THE COMPANY RELATING TO THE
     COMPANY'S CREDIT LINES (CONTD.)

     6.   ADDITIONAL UNDERTAKINGS (contd.)

          In addition, in 2010 the Company undertook to meet at all time all the financial covenants and undertakings, as detailed below:

          1)   According to the Company's consolidated financial statements for
               2010, the Company's EBITDA will be positive; (this covenant was changed on July 11, 2010 to EBIDTA which will not be less than minus $2.1 million); and

          2)   According to the Company's consolidated financial statements (the quarterly and the annual) the Company's shareholders' equity will not be less than 35 million dollars; and

          3)   According to the Company's consolidated financial statements (the quarterly and annual), the total amount of cash balances,
               inventories, and receivables will not be less than 33 million dollars; and

          4)   According to the Company's consolidated financial statements (the quarterly and annual), the Company's receivable balances will not be less than 9 million dollars;

          5)   The CEO and Chairman of the Board in any of the companies of the
               Tefron Group will not earn a salary exceeding the CEO's salary or that of the Board, whichever relevant, in a relevant company, as exists on the date of signing the agreement, plus linkage
               difference to the consumer price index.

          By November 30, 2010, the companies and the banks will agree among themselves what are the additional financial covenants and undertakings, including relating to the restriction of salaries of officers of the Company, which the Company must meet as from January
          1, 2011. Should the companies and the bank not reach such an agreement by November 30, 2011, the companies must meet the financial covenants they undertook to meet prior to the date of signing the agreement. Up to December 31, 2009, the banks' credit agreement included financial covenants which contain maintaining the following financial ratios:

          1.   Shareholders' equity of not less than 40 million dollars.

          2.   Rate of shareholders' equity to the total balance sheet will not be less than 20%.

          3.   The ratio between the Company's total liabilities to banks and
               EBITDA will not exceed 9.5.

                                     F - 17

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT (CONTD.)

B.   FINAL AGREEMENT WITH THE BANKS WHICH FINANCE THE COMPANY RELATING TO THE
     COMPANY'S CREDIT LINES (CONTD.)

     6.   ADDITIONAL UNDERTAKINGS (contd.)

          Prior to singing the final agreement, on December 2, 2009, the
          Chairman of the Company's Board of Directors and the Company's CFO
          received verbal notices from three banks, with which the Company has financing agreements, according to which each of the banks decided to stop utilization of the Company's credit lines.

          To the best of the Company's knowledge, the banks' decision regarding stoppage of utilizing the Company's credit lines is as a result of the banks' evaluations that the Company will continue to present losses in the coming periods. The banks' decision was taken suddenly despite the fact that for the purpose of the Company's financial statements as of
          December 31, 2008, as of June 30, 2009 and as of June 30, 2009, the
          banks gave the Company a waiver of their right for immediate repayment of the credit provided in favor of the Company despite the Company's losses and the Company not meet one of the financial covenants
          (relating to the EBITDA) are included in the financial agreement between the Company and the banks.

          According to the provisions of IAS 39, the Company has examined whether the conditions of the various new debt arrangements are significantly different from the original financial undertakings. The changes in the conditions were insignificant and therefore the Company did not make any change in the value of its financial liabilities in the books on the date of the change.

C.   ISSUE OF RIGHTS TO A PROSPECTUS, A SHELF PROSPECTUS AND A PRIVATE PLACEMENT

     On February 26, 2010, the Company published a prospectus for issuing rights to the SecuReities Exchange Commission in the US, and a prospectus for issuing rights to the SecuReities AuthoReity and to the Tel Aviv Stock
     Exchange. In the prospectus, the Company published an offer to the public by way of rights of 1,578,975 ordinary shares, of a nominal value of NIS 10 each of the Company, offered at a price of 3.80 dollars per share. The shares were offered by way of rights to the Company's shareholders, according to the ratio of 1 credit unit for every 1.406 shares.

     After Norfet announced to the Company that it was unable to participate in the issue of rights due to regulatory constraints, the Company chose to raise this amount through combined steps of issuing rights and carrying out a supplementary private placement to Norfet and/or anyone on its behalf
     (hereinafter: "Norfet"), where Norfet undertook to invest in the Company against an allotment of a private placement of shares, an amount which will supplement the total raising amount of the Company in the framework of the issue of rights and the allotment of a private placement to Norfet, to 4
     (four) million dollars.

                                     F - 18

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT (CONTD.)

C.   ISSUE OF RIGHTS PROSPECTUS, A SHELF PROSPECTUS AND A PRIVATE PLACEMENT
     (CONTD.)

     In the framework of the issue of rights, the Company raised an amount of
     2,867 thousand US dollars from its shareholders against the allotment
     754,384 ordinary shares of the Company. In the framework of the private placement, the Company raised an additional amount of $1,133 thousand.
     During March 2010, the Company raised a total gross amount of $4 million.

     Furthermore, in February 26, 2010, the Company published a shelf prospectus for:

     (a)  Up to 3,000,000 ordinary shares of NIS 10 par value each of the
          Company;

     (b)  Up to 10 series of convertible bonds, where each of the series of these bonds will have a total par value of NIS 500,000,000 and which are repayable in one payment or in a number of equal installments;

     (c)  Up to 10 series of option warrants, where each of the series of these option warrants will include not more than 3,000,000 option warrants which can be exercised in such a way that each option warrant can be exercised to 1 ordinary share of NIS 10 par value of the Company against a cash payment of the exercise price linked to the index;

     (d)  Up to 10 series of option warrants, where each of the series of these option warrants will include not more than 200,000,000 option warrants which can be exercised in such a way that every option warrant can be exercised to NIS 100 par value of bonds of Series A' to K' of the
          Company, against a cash payment of the exercise price linked to the consumer price index; and of -

     (e)  Up to 10 series of marketable secuReities (Series 1 to 10) where each of these marketable secuReities will have a par value of NIS
          500,000,000 which are repayable in one or more payments.

D.   LEASE AGREEMENT WITH REIT 1

     On March 21, 2010, the Company signed an agreement with REIT 1 Ltd.
     (hereinafter: "REIT 1") which is the owner of rights in three industrial buildings in the industrial area of Terodion (hereinafter: "the buildings"), in which the Company's plants and head office are located.
     According to the provisions of the agreement, the Company paid the full debt to REIT 1, vacated the head office building, continues to lease the 1 and 2 Hi-Tex buildings until December 31, 2019 and on Auguest 17, 2010 allotted Reit 1 60,000 option which can be exercised to 60,000 ordinary shares of NIS 10 par value each of the Company, against a payment of an exercise price of $4.50 for every share. Options can be exercised (fully or partly) for a 48-month period from the date of they were allotted.

                                     F - 19

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5 - BUSINESS SEGMENTS

A.   GENERAL

     The companies in the Group are engaged in two operating business segments:

     Seamless apparel ("Seamless") -  The design, development, production, and sale of intimate apparel and active wear,
                                      using the "Seamless" method;

     Knitted apparel (Cut & Sew)   -  The design, development, production and
                                      sale of underwear, swimwear and sportswear
                                      using the "Cut & Sew" method. The design
                                      and production are done mainly in Israel,
                                      in Jordan, and in the Far East, while the
                                      sale of the finished product is carried
                                      out mainly in the US and in Europe.

     The Company's two operating segments are carried out in a number of main geographic regions in the world. In Israel, the Company's place of residence and of its subsidiaries - Hi-tex founded by Tefron Ltd., and
     Macro Apparel Ltd. carry out the design, development, production and sale of underwear, sportswear and swimwear. The subsidiaries Tefron U.S and
     Tefron England carry out marketing and selling operations.

     The information that the Company reports according to the definitions of
     IFRS 9 is based on available financial information which is regularly reviewed and serves the chief operating decision maker in the Company
     (CODM) in order to make decisions regarding resources to be allotted to the segments and to evaluate the segment's performance. The chief operating decision maker in the Company is the CEO. Based on the cReiteria in IFRS 8
     to determine reportable operating segments and the financial information available and reviewed by the Company's CEO, the Company decided that it operates in two reportable operating segments.

     The financing of the Group (including financing costs and financing revenues) and taxes on income are managed on a group basis and do not related to the operating segments.

                                     F - 20

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5 - BUSINESS SEGMENTS

B.   REPORTING REGARDING OPERATING SEGMENTS

                                     SIX MONTHS ENDED
                                       JUNE 30, 2010
                              ---------------------------------
                              SEAMLESS    CUT & SEW      TOTAL
                              -------      -------      -------
                                          UNAUDITED
                              ---------------------------------
                                      DOLLARS THOUSANDS
                              ---------------------------------

External revenues              23,563       27,156       50,719
                              =======      =======      =======
Segment results                (5,618)        (216)      (5,834)
                              =======      =======      =======
Financing expenses, net                                    (908)
                                                        =======
Tax benefit                                               1,493
                                                        =======
Loss                                                     (5,249)
                                                        =======

                                     SIX MONTHS ENDED
                                      JUNE 30, 2009
                            -------------------------------------
                           SEAMLESS       CUT & SEW       TOTAL
                            -------        -------        -------
                                          UNAUDITED
                            -------------------------------------
                                     DOLLARS THOUSANDS
                            -------------------------------------

External revenues            34,950         37,295         72,245
                            =======        =======        =======
Segment results              (4,780)        (1,215)        (5,995)
                            =======        =======        =======
Financing income, net                                          60
                                                          =======
Taxes on income                                             1,460
                                                          =======
Net earnings                                               (4,475)
                                                          =======

                                       THREE MONTHS ENDED
                                         JUNE 30, 2010
                              -------------------------------------
                             SEAMLESS      CUT & SEW        TOTAL
                              -------        -------        -------
                                           UNAUDITED
                              -------------------------------------
                                        DOLLARS THOUSANDS
                              -------------------------------------

External revenues              12,139         12,807         24,946
                              =======        =======        =======
Segment results                (2,043)          (216)        (2,259)
                              =======        =======        =======
Financing expenses, net                                        (370)
                                                            =======
Tax benefit                                                     634
                                                            =======
Loss                                                         (1,995)
                                                            =======

                                     F - 21

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5 - BUSINESS SEGMENTS

B.   REPORTING REGARDING OPERATING SEGMENTS

                                      THREE MONTHS ENDED
                                        JUNE 30, 2009
                            -------------------------------------
                            SEAMLESS      CUT & SEW        TOTAL
                            -------        -------        -------
                                          UNAUDITED
                            -------------------------------------
                                      DOLLARS THOUSANDS
                            -------------------------------------

External revenues            13,299         11,961         25,260
                            =======        =======        =======
Segment results              (3,713)        (1,949)        (5,662)
                            =======        =======        =======
Financing income, net                                        (434)
                                                          =======
Taxes on income                                             1,476
                                                          =======
Net earnings                                               (4,620)
                                                          =======

                                       FOR THE YEAR ENDED
                                       DECEMBER 31, 2009
                              -------------------------------------
                             SEAMLESS       CUT & SEW        TOTAL
                              -------        -------        -------
                                            UNAUDITED
                              -------------------------------------
                                        DOLLARS THOUSANDS
                              -------------------------------------

External revenues              62,306         53,232        115,538
                              =======        =======        =======
Segment results               (13,197)        (7,729)       (20,926)
                              =======        =======        =======
Other expenses                                               (1,285)
                                                            =======
Financing expenses, net                                        (512)
                                                            =======
Tax benefit                                                   5,330
                                                            =======
Loss                                                        (17,393)
                                                            =======

NOTE 6 - EVENTS AFTER THE BALANCE SHEET

a.   APPOINTMENT OF A NEW CHAIRMAN OF THE BOARD

     On July 5, 2010, Mr. Arnon Tieberg was appointed to the position of
     Company's Chairman of the Board of directors. Mr. Yaakov Gelbard, the former Chairman of the Board of directors, ended his function on July 5,
     2010.

b.   RECEIPT OF A WAIVER FROM THE BANK LENDERS

     On July 11, 2010, the Company received a waiver from the three bank lenders. In the framework of the waiver, the accompanying banks notified the Company that the objective of the EBITDA was changed, from a positive
     EBITDA in 2010 to an EBITDA which will not be less than 2.1 million dollars for 2010.

                                     F - 22